Form 10-K, Exhibit 13
period 1998-12-31
WORLD MONITOR TRUST SERIES C
filed 1999-03-31
CIK 1051824

                                                         1998
--------------------------------------------------------------------------------
World Monitor Trust--Series C                            Annual
                                                         Report

                         LETTER TO LIMITED OWNERS FOR
                         WORLD MONITOR TRUST--SERIES C

PricewaterhouseCoopers (LOGO)

                                            PricewaterhouseCoopers LLP
                                            1177 Avenue of the Americas
                                            New York, NY 10036
                                            Telephone (212) 596 8000
                                            Facsimile (212) 596 8910

                       Report of Independent Accountants

January 26, 1999
To the Managing Owner and
Limited Owners of
World Monitor Trust--Series C

In our opinion, the accompanying statements of financial condition and the related statements of operations and changes in trust capital present fairly, in all material respects, the financial position of World Monitor Trust--Series C at December 31, 1998 and 1997, and the results of its operations for the period from June 10, 1998 (commencement of operations) to December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Managing Owner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Managing Owner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                                December 31,
                                                                          -------------------------
                                                                              1998           1997
---------------------------------------------------------------------------------------------------
ASSETS
Equity in commodity trading accounts:
Cash                                                                       $10,653,709      $ 1,000
Net unrealized gain on open commodity positions                                730,421           --
                                                                          -------------     -------
Total assets                                                               $11,384,130      $ 1,000
                                                                          -------------     -------
                                                                          -------------     -------
LIABILITIES AND TRUST CAPITAL
Liabilities
Commissions payable                                                        $    71,305      $    --
Management fee payable                                                          19,620           --
                                                                          -------------     -------
Total liabilities                                                               90,925           --
                                                                          -------------     -------
Commitments

Trust capital
Limited interests (107,003.103 and 0 interests outstanding)                 11,151,465           --
General interests (1,360 and 10 interests outstanding)                         141,740        1,000
                                                                          -------------     -------
Total trust capital                                                         11,293,205        1,000
                                                                          -------------     -------
Total liabilities and trust capital                                        $11,384,130      $ 1,000
                                                                          -------------     -------
                                                                          -------------     -------

Net asset value per limited and general interests ('Interests')            $    104.22      $100.00
                                                                          -------------     -------
                                                                          -------------     -------
---------------------------------------------------------------------------------------------------
                 The accompanying notes are an integral part of these statements.

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                            STATEMENT OF OPERATIONS
                       For the period from June 10, 1998
                          (commencement of operations)
                           through December 31, 1998

---------------------------------------------------------------------------------------------------
REVENUES
Net realized gain on commodity transactions                                         $   26,790
Net unrealized gain on open commodity positions                                        730,421
Interest income                                                                        253,993
                                                                               --------------------
                                                                                     1,011,204
                                                                               --------------------
EXPENSES
Commissions                                                                            365,442
Management fees                                                                         94,417
Incentive fees                                                                          85,488
                                                                               --------------------
                                                                                       545,347
                                                                               --------------------
Net income                                                                          $  465,857
                                                                               --------------------
                                                                               --------------------
ALLOCATION OF NET INCOME
Limited interests                                                                   $  458,452
                                                                               --------------------
                                                                               --------------------
General interests                                                                   $    7,405
                                                                               --------------------
                                                                               --------------------
NET INCOME PER WEIGHTED AVERAGE LIMITED AND GENERAL INTEREST
Net income per weighted average limited and general interest                        $     5.80
                                                                               --------------------
                                                                               --------------------
Weighted average number of limited and general interests outstanding                    80,300
                                                                               --------------------
                                                                               --------------------
---------------------------------------------------------------------------------------------------

                     STATEMENT OF CHANGES IN TRUST CAPITAL

                                                              LIMITED        GENERAL
                                             INTERESTS       INTERESTS      INTERESTS        TOTAL
-----------------------------------------------------------------------------------------------------
Trust capital--December 31, 1997                 10.000     $        --     $  1,000      $     1,000
Contributions                               109,709.375      10,828,547      133,335       10,961,882
Net income                                           --         458,452        7,405          465,857
Redemptions                                  (1,356.272)       (135,534)          --         (135,534)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 1998            108,363.103     $11,151,465     $141,740      $11,293,205
                                            -----------     -----------     ---------     -----------
                                            -----------     -----------     ---------     -----------
-----------------------------------------------------------------------------------------------------
                  The accompanying notes are an integral part of these statements.

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                         NOTES TO FINANCIAL STATEMENTS

A. General

The Trust, Trustee, Managing Owner and Affiliates

   World Monitor Trust (the 'Trust') is a business trust organized under the laws of Delaware on December 17, 1997. The Trust commenced trading operations on June 10, 1998 and will terminate on December 31, 2047 unless terminated sooner as provided in the Second Amended and Restated Declaration of Trust and Trust Agreement. The Trust was formed to engage in the speculative trading of a diversified portfolio of futures, forward and options contracts and may, from time to time, engage in cash and spot transactions. The trustee of the Trust is Wilmington Trust Company. The managing owner is Prudential Securities Futures Management Inc. (the 'Managing Owner'), a wholly owned subsidiary of Prudential Securities Incorporated ('PSI') which, in turn, is a wholly owned subsidiary of Prudential Securities Group Inc. PSI is the selling agent for the Trust as well as the commodity broker ('Commodity Broker') of the Trust.

The Offering

   Beneficial interests in the Trust ('Interests') are being offered pursuant to Rule 415 of Regulation C under the Securities Act of 1933 in three separate and distinct series ('Series'): Series A, B and C. The assets of each Series are segregated from the other Series, separately valued and independently managed.

   Up to $100,000,000 of Interests ('Subscription Maximum'), $34,000,000 for Series A and $33,000,000 each for Series B and C, are being offered to investors who meet certain established suitability standards, with a minimum initial subscription of $5,000 per subscriber or, for any investment made on behalf of an individual retirement account, the minimum initial subscription is $2,000. A subscriber may purchase Interests in any one or a combination of Series although the minimum purchase for any single Series is $1,000. On June 10, 1998, Series C completed its initial offering with gross proceeds of $5,706,177 from the sale of 56,301.77 limited interests and 760 general interests.

   Thereafter, or until the Subscription Maximum for each Series is sold, each Series' Interests will continue to be offered on a weekly basis at the net asset value per Interest ('Continuous Offering Period'). Additional purchases may be made in $100 increments.

   The Managing Owner is required to maintain at least a 1% interest in the capital, profits and losses of each Series so long as it is acting as the Managing Owner, and it will make such contributions (and in return will receive such general interests) as are necessary to effect this requirement.

The Trading Advisor

   Each Series has its own independent commodity trading advisor that makes that Series' trading decisions. The Managing Owner, on behalf of the Trust, entered into an advisory agreement with Hyman Beck & Company, Inc. ('Trading Advisor') to make the trading decisions for Series C. The advisory agreement may be terminated at the discretion of the Managing Owner. The Managing Owner has allocated 100% of the proceeds from the initial and continuous offering of Series C to the Trading Advisor and it is currently contemplated that the Trading Advisor will continue to be allocated 100% of additional capital raised for Series C during the Continuous Offering Period.

Exchanges, Redemptions and Termination

   Interests owned in one Series may be exchanged, without any charge, for Interests of one or more other Series on a weekly basis for as long as Interests in those Series are being offered to the public. Exchanges are made at the applicable Series' then current net asset value per Interest as of the close of business on the Friday immediately preceding the week in which the exchange request is effected. The exchange of Interests is treated as a redemption of Interests in one Series (with the related tax consequences) and the simultaneous purchase of Interests in the Series exchanged into.

   Redemptions are permitted on a weekly basis. Interests redeemed on or before the end of the first and second successive six-month periods after their effective dates of purchase are subject to a redemption fee of 4% and 3%, respectively, of the net asset value at which they are redeemed. Redemption fees are paid to the Managing Owner.

   In the event that the estimated net asset value per Interest of a Series at the end of any business day, after adjustments for distributions, declines by 50% or more since the commencement of trading activities or the first day of a fiscal year, the Series will terminate.

B. Summary of Significant Accounting Principles

Basis of accounting

   The books and records of Series C are maintained on the accrual basis of accounting in accordance with generally accepted accounting principles.

   Commodity futures transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded.

   The weighted average number of limited and general interests outstanding was computed for purposes of disclosing net income per weighted average limited and general interest. The weighted average limited and general interests are equal to the number of Interests outstanding at period end, adjusted proportionately for Interests subscribed and redeemed based on their respective time outstanding during such period.

   Series C has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, 'Statement of Cash Flows--Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.'

Income taxes

   Series C is treated as a partnership for Federal income tax purposes. As such, Series C is not required to provide for, or pay, any federal or state income taxes. Income tax attributes that arise from its operations are passed directly to the individual Interest holders including the Managing Owner. Series C may be subject to other state and local taxes in jurisdictions in which it operates.

Profit and loss allocations and distributions

   Series C allocates profits and losses for both financial and tax reporting purposes to its Interest holders weekly on a pro rata basis based on each owner's Interests outstanding during the week. Distributions (other than redemptions of Interests) may be made at the sole discretion of the Managing Owner on a pro rata basis in accordance with the respective capital balances of the Interest holders; however, the Managing Owner does not presently intend to make any distributions.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which Series C is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. Series C does not believe the effect of adoption will be material.

C. Fees

Organizational, offering, general and administrative costs

   PSI or its affiliates pay the costs of organizing Series C and offering its Interests as well as administrative costs incurred by the Managing Owner or its affiliates for services it performs for Series C. These costs include, but are not limited to, those discussed in Note D below. Routine legal, audit, postage and other routine third party administrative costs also are paid by PSI or its affiliates.

Management and incentive fees

   Series C pays its Trading Advisor a management fee at an annual rate of 2% of Series C's net asset value allocated to its management. The management fee is determined weekly and the sum of such weekly amounts is paid monthly. Series C also pays its Trading Advisor a quarterly incentive fee equal to 23% of such Trading Advisor's 'New High Net Trading Profits' (as defined in the advisory agreement). The incentive fee also accrues weekly.

Commissions

   The Managing Owner and the Trust entered into a brokerage agreement (the 'Brokerage Agreement') with PSI to act as Commodity Broker for each Series whereby Series C pays a fixed fee for brokerage services rendered at an annual rate of 7.75% of Series C's net asset value. The fee is determined weekly and the sum of such weekly amounts is paid monthly. From this fee, PSI pays execution costs (including floor brokerage expenses, give-up charges and NFA, clearing and exchange fees), as well as compensation to employees who sell Interests.

D. Related Parties

   The Managing Owner or its affiliates perform services for Series C which include but are not limited to: brokerage services, accounting and financial management, investor communications, printing and other administrative services. As further described in Note C, except for costs related to brokerage services, PSI or its affiliates pay the costs of these services in addition to costs of organizing the Trust and offering its Interests as well as the routine operational, administrative, legal and auditing fees.

   The costs charged to Series C for brokerage services for the period from June 10, 1998 (commencement of operations) to December 31, 1998 were $365,442.

   All of the proceeds of the offering of Series C are received in the name of Series C and are deposited in trading or cash accounts at PSI. Series C's assets are maintained either with PSI or, for margin purposes, with the various exchanges on which Series C is permitted to trade. PSI credits Series C monthly with 100% of the interest earned on the average net assets on deposit at PSI.

   Series C, acting through its Trading Advisor, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and each Series pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market position of Series C.

   As of December 31, 1998, a non-U.S. affiliate of the Managing Owner owns
103.156 limited interests of Series C.

E. Income Taxes

   There have been no differences between the tax basis and book basis of Interest holders' capital since inception of the Trust.

F. Credit and Market Risk

   Since Series C's business is to trade futures, forward (including foreign exchange transactions) and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk).

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in unrealized gain (loss) on open commodity positions reflected in the statements of financial condition. Series C's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by Series C as well as the liquidity of the markets in which the contracts are traded.

   Futures and options contracts are traded on organized exchanges and are thus distinguished from forward contracts which are entered into privately by the parties. The credit risks associated with futures and options contracts are typically perceived to be less than those associated with forward contracts because exchanges typically provide clearinghouse arrangements in which the collective credit (subject to certain limitations) of the members of the exchanges is pledged to support the financial integrity of the exchange. On the other hand, Series C must rely solely on the credit of its broker (PSI) with respect to forward transactions. Series C presents unrealized gains and losses on open forward positions, if any, as a net amount in the statements of financial condition because it has a master netting agreement with PSI.

   The Managing Owner attempts to minimize both credit and market risks by requiring the Trading Advisor to abide by various trading limitations and policies. The Managing Owner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. The Managing Owner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Advisor as it, in good faith, deems to be in the best interests of Series C.

   PSI, when acting as the futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to Series C all assets of Series C relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1998, such segregated assets totalled $8,916,284. Part 30.7 of the CFTC regulations also requires PSI to secure assets of Series C related to foreign futures and options trading which totalled $2,467,846 at December 31, 1998. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1998, all open futures contracts mature within one year.

   As of December 31, 1998, gross contract amounts of open futures contracts for Series C are:

Financial Futures Contracts:
  Commitments to purchase                          $ 48,489,458
  Commitments to sell                               117,063,496
Currency Futures Contracts:
  Commitments to purchase                             4,412,265
  Commitments to sell                                 7,040,770
Other Futures Contracts:
  Commitments to purchase                               414,073
  Commitments to sell                                 6,486,721

   The gross contract amounts represent Series C's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures contract). The gross contract amounts significantly exceed the future cash requirements as Series C intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, Series C considers the 'fair value' of its futures contracts to be the net unrealized gain or loss on the contracts. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with Series C's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since its potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   The following table presents the fair value of futures and forward contracts at December 31, 1998, and also presents their average fair value and trading revenues for the period from June 10, 1998 (commencement of operations) through December 31, 1998.

                                              Fair Value                 Average Fair Value
                                     ----------------------------     ------------------------      Trading
                                        Assets        Liabilities      Assets      Liabilities      Revenues
                                     ------------     -----------     --------     -----------     ----------
Futures Contracts:
  Domestic exchanges
     Financial                         $ 51,374        $    7,494     $ 95,510      $   55,272     $  184,927
     Currencies                         101,585            76,033      136,249          31,162       (696,724)
     Other                              106,122             6,522       91,090          25,068        (35,884)
  Foreign exchanges
     Financial                          525,504            26,524      278,286          32,296      1,459,486
     Other                               74,713            12,304       27,793          45,081        (18,197)
Forward Contracts:
  Currencies                                 --                --       37,124          43,588       (136,397)
                                     ------------     -----------     --------     -----------     ----------
                                       $859,298        $  128,877     $666,052      $  232,467     $  757,211
                                     ------------     -----------     --------     -----------     ----------
                                     ------------     -----------     --------     -----------     ----------

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Series C commenced operations on June 10, 1998 with gross proceeds of $5,706,177 allocated to commodities trading. Additional contributions raised through the continuous offering for the period June 10, 1998 (commencement of operations) through December 31, 1998 resulted in additional gross proceeds to Series C of $5,256,705. Additional Interests of Series C will continue to be offered on a weekly basis at the net asset value per Interest until the Subscription Maximum of $33,000,000 is sold.

   At December 31, 1998, 100% of Series C's net assets were allocated to commodities trading. A significant portion of the net assets was held in cash which is used as margin for Series C's trading in commodities. Inasmuch as the sole business of Series C is to trade in commodities, Series C continues to own such liquid assets to be used as margin. PSI credits Series C monthly with 100% of the interest it earns on the average net assets in Series C's accounts.

   The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in certain commodity futures contract prices during a single day by regulations referred to as 'daily limits.' During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent Series C from promptly liquidating its commodity futures positions.

   Since Series C's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contract (credit risk). Series C's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationship among the contracts held. The inherent uncertainty of Series C's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond Series C's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The Managing Owner attempts to minimize these risks by requiring Series C's Trading Advisor to abide by various trading limitations and policies. See Note F to the financial statements for a further discussion on the credit and market risks associated with Series C's futures, forward and options contracts.

   Series C does not have, nor does it expect to have, any capital assets.

   Redemptions of limited interests for the period from June 10, 1998 (commencement of operations) through December 31, 1998 were $135,534. Future redemptions and contributions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

Results of Operations

   Series C commenced trading operations on June 10, 1998, and as such, no comparative information to prior periods is available.

   The net asset value per Interest as of December 31, 1998 was $104.22, an increase of 4.22% from the June 10, 1998 initial net asset value per Interest of $100.00. The MAR (Managed Account Reports) Fund/Pool Index return was 4.69% during June through December 1998. MAR tracked the performance of 281 futures funds in 1998.

   Series C recorded profits in 1998 as gains in the financial, energy, grain, and meat sectors outpaced losses in the currency, index, and metal sectors.

   Economic turmoil in Russia and Japan drove Series C's performance in 1998. After the U.S. intervention to support the Japanese yen in June caused disturbances across financial and commodity markets, the third quarter began with optimistic reports regarding signs of recovery in Japan. Consequently, Japanese interest rates began to stabilize with signs of strength emerging in the Japanese stock market. Encouraging words quickly turned into concern as Japan's commitment to a unified recovery plan was lacking. Instability in Russia compounded Asian turmoil. In August, Russia devalued the ruble and suspended debt payments in an effort to avoid default. European and U.S. stock markets fell sharply as political and economic instability threatened global financial markets. The resulting chaos drove many investors to seek the safe haven of fixed income instruments. As a result, gains from long financial and short index sector positions made for a profitable third quarter.

   Fourth quarter losses detracted from third quarter gains. After the U.S. dollar's decline in October, the currency markets traded with little direction throughout the remainder of the quarter with considerable losses sustained. Increased stock market activity added to Series C's losses. However, short Japanese government bond (JGB) positions late in the quarter contributed gains. In November JGB prices fell sharply on worries of oversupplies as Japan prepared to finance its stimulus package by issuing additional debt, thus profiting short positions. Declining commodity prices in cocoa and light crude oil in the soft and energy sectors, respectively, also provided profits.

   Interest income is earned on the average net assets held at PSI and, therefore, varies monthly according to interest rates, trading performance, contributions and redemptions. Interest income was approximately $254,000 for the period from June 10, 1998 to December 31, 1998.

   Commissions are calculated on Series C's net asset value at the end of each week and therefore, vary according to weekly trading performance, contributions and redemptions. Commissions were approximately $365,000 for the period from June 10, 1998 to December 31, 1998.

   All trading decisions for Series C are made by Hyman Beck & Company, Inc. (the 'Trading Advisor'). Management fees are calculated on Series C's net asset value at the end of each week and therefore, are affected by weekly trading performance, contributions and redemptions. Management fees were approximately $94,000 for the period from June 10, 1998 to December 31, 1998.

   Incentive fees are based on the New High Net Trading Profits generated by the Trading Advisor, as defined in the Advisory Agreement among the Trust, the Managing Owner and the Trading Advisor. Incentive fees were approximately $85,000 for the period from June 10, 1998 to December 31, 1998.

New Accounting Guidance

   In June 1998, the Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities ('SFAS 133'), which Series C is required to adopt effective January 1, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. Series C does not believe the effect of adoption will be material.

Year 2000 Risk

   Investment funds, like financial and business organizations and individuals around the world, depend on the smooth functioning of computer systems. The year 2000, however, holds the potential for a significant disruption in the operation of these systems. Many computer systems in use today cannot distinguish the year 2000 from the year 1900 because of the way in which dates are encoded. This is commonly known as the 'Year 2000 Problem.' Series C could be adversely affected if computer systems used by it or any third party with whom it has a material relationship do not properly perform date comparisons and calculations concerning dates on or after January 1, 2000, which in turn could have a negative impact on the handling or determination of trades and prices and the services provided to Series C.

   Series C has engaged third parties to perform primarily all of the services it needs. Accordingly, Series C's Year 2000 Problems, if any, are not its own but those that center around the ability of the Trustee, Managing Owner, Prudential Securities Incorporated, its Trading Advisor and any other third party with whom Series C has a material relationship (individually, a 'Service Provider,' and collectively, the 'Service Providers') to address and correct problems that may cause their systems not to function as intended as a result of the Year 2000 Problem.

   Series C has received assurances from its Managing Owner, Prudential Securities Incorporated and its Trading Advisor that they anticipate being able to continue their operations without any material adverse impact from the Year 2000 Problem. Although other Service Providers, such as Series C's Trustee, have not made similar representations to Series C, Series C has no reason to believe that these Service Providers will not take steps necessary to avoid any material adverse impact on Series C, though there can be no assurance that this will be the case. The costs or consequences of incomplete or untimely resolution of the Year 2000 Problem by the Service Providers, or by governments, exchanges, clearinghouses, regulators, banks and other third parties, are unknown to Series C at this time, but could have a material adverse impact on the operations of Series C. The Managing Owner will promptly notify Series C's limited owners in the event it determines that the Year 2000 Problem will have a material adverse impact on Series C's operations.

   Series C has considered various alternatives as a contingency plan. If the Year 2000 Problems are systemic, for example, the federal government, the banking system, exchanges or utilities are affected materially, there may be no adequate contingency plan for Series C to follow other than to suspend operations. If the Year 2000 Problems are related to one or more of the other Service Providers selected by Series C, Series C believes that each such Service Provider is prepared to address any Year 2000 Problems which arise that could have a material adverse impact on Series C's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of Series C from inception through December 31, 1998.

--------------------------------------------------------------------------------

   I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

     PRUDENTIAL SECURITIES
     FUTURES MANAGEMENT INC.
     (Managing Owner)

     By: Barbara J. Brooks
     Chief Financial Officer
--------------------------------------------------------------------------------

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the period from June 10, 1998 (commencement of operations) to December 31, 1998 was $46.

   Series C's Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited owners without charge upon written request to:

        World Monitor Trust--Series C
        P.O. Box 2016
        Peck Slip Station
        New York, New York 10272-2016

Peck Slip Station                                   BULK RATE
P.O. Box 2016                                      U.S. POSTAGE
New York, NY 10272                                     PAID
                                                   Automatic Mail