Form 10-K, Exhibit 13
period 1999-12-31
WORLD MONITOR TRUST SERIES C
filed 2000-03-30
CIK 1051824

                                                         1999
--------------------------------------------------------------------------------
World Monitor Trust--Series C                            Annual
                                                         Report

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

In our opinion, the accompanying statements of financial condition and the related statements of operations, and changes in trust capital present fairly, in all material respects, the financial position of World Monitor Trust--Series C at December 31, 1999 and 1998, and the results of its operations for the year ended December 31, 1999 and for the period from June 10, 1998 (commencement of operations) to December 31, 1998 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Managing Owner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Managing Owner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

January 28, 2000

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                          December 31,
                                                                 -------------------------------
                                                                     1999              1998
------------------------------------------------------------------------------------------------
ASSETS
Cash                                                             $17,735,229       $ 10,653,709
Net unrealized gain on open futures contracts                        926,878            730,421
Net unrealized gain on open forward contracts                         21,916                 --
                                                                 ------------     --------------
Total assets                                                     $18,684,023       $ 11,384,130
                                                                 ------------     --------------
                                                                 ------------     --------------
LIABILITIES AND TRUST CAPITAL
Liabilities
Commissions payable                                              $   127,800       $     71,305
Redemptions payable                                                   52,286                 --
Management fees payable                                               35,938             19,620
Incentive fees payable                                                   100                 --
                                                                 ------------     --------------
Total liabilities                                                    216,124             90,925
                                                                 ------------     --------------
Commitments

Trust capital
Limited interests (189,911.407 and 107,003.103
interests outstanding)                                            18,227,946         11,151,465
General interests (2,500 and 1,360 interests outstanding)            239,953            141,740
                                                                 ------------     --------------
Total trust capital                                               18,467,899         11,293,205
                                                                 ------------     --------------
Total liabilities and trust capital                              $18,684,023       $ 11,384,130
                                                                 ------------     --------------
                                                                 ------------     --------------

Net asset value per limited and general interests
('Interests')                                                    $     95.98       $     104.22
                                                                 ------------     --------------
                                                                 ------------     --------------
------------------------------------------------------------------------------------------------
                The accompanying notes are an integral part of these statements.

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                            STATEMENTS OF OPERATIONS

                                                                                          For the
                                                                                        period from
                                                                                       June 10, 1998
                                                                                       (commencement
                                                                 Year Ended           of operations)
                                                                December 31,          to December 31,
                                                                    1999                   1998
------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions              $   (970,845)           $    26,790
Change in net unrealized gain on open commodity
  positions                                                          218,373                730,421
Interest income                                                      821,254                253,993
                                                            --------------------     -----------------
                                                                      68,782              1,011,204
                                                            --------------------     -----------------
EXPENSES
Commissions                                                        1,275,546                365,442
Management fees                                                      329,595                 94,417
Incentive fees                                                       143,759                 85,488
                                                            --------------------     -----------------
                                                                   1,748,900                545,347
                                                            --------------------     -----------------
Net income (loss)                                               $ (1,680,118)           $   465,857
                                                            --------------------     -----------------
                                                            --------------------     -----------------
ALLOCATION OF NET INCOME (LOSS)
Limited interests                                               $ (1,655,869)           $   458,452
                                                            --------------------     -----------------
                                                            --------------------     -----------------
General interests                                               $    (24,249)           $     7,405
                                                            --------------------     -----------------
                                                            --------------------     -----------------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL INTEREST
Net income (loss) per weighted average limited and
  general interest                                              $     (10.83)           $      5.80
                                                            --------------------     -----------------
                                                            --------------------     -----------------
Weighted average number of limited and general interests
  outstanding                                                        155,131                 80,300
                                                            --------------------     -----------------
                                                            --------------------     -----------------
------------------------------------------------------------------------------------------------------

                     STATEMENTS OF CHANGES IN TRUST CAPITAL

                                                              LIMITED        GENERAL
                                             INTERESTS       INTERESTS      INTERESTS        TOTAL
-----------------------------------------------------------------------------------------------------
Trust capital--December 31, 1997                 10.000     $        --     $  1,000      $     1,000
Contributions                               109,709.375      10,828,547      133,335       10,961,882
Net income                                           --         458,452        7,405          465,857
Redemptions                                  (1,356.272)       (135,534)          --         (135,534)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 1998            108,363.103      11,151,465      141,740       11,293,205
Contributions                               110,965.263      11,497,940      122,462       11,620,402
Net loss                                             --      (1,655,869)     (24,249 )     (1,680,118)
Redemptions                                 (26,916.959)     (2,765,590)          --       (2,765,590)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 1999            192,411.407     $18,227,946     $239,953      $18,467,899
                                            -----------     -----------     ---------     -----------
                                            -----------     -----------     ---------     -----------
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

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                         NOTES TO FINANCIAL STATEMENTS

A. General

The Trust, Trustee, Managing Owner and Affiliates

   World Monitor Trust (the 'Trust') is a business trust organized under the laws of Delaware on December 17, 1997. The Trust commenced trading operations on June 10, 1998 and will terminate on December 31, 2047 unless terminated sooner as provided in the Second Amended and Restated Declaration of Trust and Trust Agreement. The Trust consists of three separate and distinct series ('Series'):
Series A, B and C. The assets of each Series are segregated from the other Series, separately valued and independently managed. Each Series was formed to engage in the speculative trading of a diversified portfolio of futures, forward and options contracts and may, from time to time, engage in cash and spot transactions. The trustee of the Trust is Wilmington Trust Company. The managing owner is Prudential Securities Futures Management Inc. (the 'Managing Owner'), a wholly owned subsidiary of Prudential Securities Incorporated ('PSI') which, in turn, is a wholly owned subsidiary of Prudential Securities Group Inc. PSI is the selling agent for the Trust as well as the commodity broker ('Commodity Broker') of the Trust.

The Offering

   Beneficial interests in each Series ('Interests') are being offered once each week until each Series' subscription maximum has been issued either through sale or exchange. On June 10, 1998, a sufficient number of subscriptions for each Series had been received and accepted by the Managing Owner to permit each Series to commence trading. Series C completed its initial offering with gross proceeds of $5,706,177 from the sale of 56,301.77 limited interests and 760 general interests.

   Series A was offered until it achieved its subscription maximum of $34,000,000 during November 1999. Series B and C continue to be offered to investors who meet certain established suitability standards, with a minimum initial subscription of $5,000 ($2,000 for an individual retirement account) per subscriber, although the minimum purchase for any single Series is $1,000. Interests in Series B and C will continue to be offered on a weekly basis at the net asset value per Interest until the subscription maximum of $33,000,000 for each Series is sold ('Continuous Offering Period'). Additional purchases may be made in $100 increments.

   The Managing Owner is required to maintain at least a 1% interest in the capital, profits and losses of each Series so long as it is acting as the Managing Owner, and it will make such contributions (and in return will receive such general interests) as are necessary to effect this requirement.

The Trading Advisor

   Each Series has its own independent commodity trading advisor that makes that Series' trading decisions. The Managing Owner, on behalf of the Trust, entered into an advisory agreement with Hyman Beck & Company, Inc. (the 'Trading Advisor') to make the trading decisions for Series C. The advisory agreement may be terminated at the discretion of the Managing Owner. The Managing Owner has allocated 100% of the proceeds from the initial and continuous offering of Series C to the Trading Advisor and it is currently contemplated that the Trading Advisor will continue to be allocated 100% of additional capital raised for Series C during the Continuous Offering Period.

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

B. Summary of Significant Accounting Policies

Basis of accounting

   The financial statements of Series C are prepared in accordance with generally accepted accounting principles.

   Commodity futures and/or forward transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded.

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

   Certain balances from the prior period have been reclassified to conform with the current financial statement presentation.

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

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which Series C adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105. Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like Series C which carries its assets at fair value. The adoption of SFAS No. 133 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

C. Fees

Organizational, offering, general and administrative costs

   PSI or its affiliates paid the costs of organizing Series C and continue to pay the costs of offering its Interests as well as administrative costs incurred by the Managing Owner or its affiliates for services it performs for Series C. These costs include, but are not limited to, those discussed in Note D below. Routine legal, audit, postage and other routine third party administrative costs also are paid by PSI or its affiliates.

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

Commissions

   The Managing Owner and the Trust entered into a brokerage agreement with PSI to act as Commodity Broker for each Series whereby Series C pays a fixed fee for brokerage services rendered at an annual rate of 7.75% of Series C's net asset value. The fee is determined weekly and the sum of such weekly amounts is paid monthly. From this fee, PSI pays execution costs (including floor brokerage expenses, give-up charges and NFA, clearing and exchange fees), as well as compensation to employees who sell Interests.

D. Related Parties

   The Managing Owner or its affiliates perform services for Series C which include but are not limited to: brokerage services, accounting and financial management, registrar, transfer and assignment functions, investor communications, printing and other administrative services. As further described in Note C, except for costs related to brokerage services, PSI or its affiliates pay the costs of these services in addition to costs of offering Series C's Interests as well as its routine operational, administrative, legal and auditing costs.

   The costs charged to Series C for brokerage services for the year ended December 31, 1999 and for the period from June 10, 1998 (commencement of operations) to December 31, 1998 were $1,275,546 and $365,442, respectively.

   All of the proceeds of the offering of Series C are received in the name of Series C and are deposited in trading or cash accounts at PSI. Series C's assets are maintained either with PSI or, for margin purposes, with the various exchanges on which Series C is permitted to trade. PSI credits Series C monthly with 100% of the interest it earns on the average net assets in Series C's accounts.

   Series C, acting through its Trading Advisor, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PSI and Series C pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market positions of Series C.

   As of December 31, 1999, a non-U.S. affiliate of the Managing Owner owns
103.156 limited interests of Series C. Additionally, a director of the Managing Owner owns 108.189 limited interests of Series C.

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

   Futures, forward and options contracts involve varying degrees of off-balance sheet risk; and changes in the level or volatility of interest rates, foreign currency exchange rates or the market values of the contracts (or commodities underlying the contracts) frequently result in changes in unrealized gain (loss) on open futures and forward positions reflected in the statements of financial condition. Series C's exposure to market risk is influenced by a number of factors including the relationships among the contracts held by Series C as well as the liquidity of the markets in which the contracts are traded.

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

   The Managing Owner attempts to minimize both credit and market risks by requiring Series C and its Trading Advisor to abide by various trading limitations and policies. The Managing Owner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties (currently, PSI is the sole counterparty or broker); limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to the Advisory Agreement among Series C, the Managing Owner and the Trading Advisor, Series C shall automatically terminate the Trading Advisor if the net asset value allocated to the Trading Advisor declines by 33 1/3% from the value at the beginning of any year or since the commencement of trading activities. Furthermore, the Second Amended and Restated Declaration of Trust and Trust Agreement provides that Series C will liquidate its positions, and eventually dissolve, if Series C experiences a decline in the net asset value of 50% from the value at the beginning of any year or since the commencement of trading activities. In each case, the decline in net asset value is after giving effect for distributions, contributions and redemptions. The Managing Owner may impose additional restrictions (through modifications of such trading limitations and policies) upon the trading activities of the Trading Advisor as it, in good faith, deems to be in the best interests of Series C.

   PSI, when acting as the futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to Series C all assets of Series C relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 1999, such segregated assets totalled $17,395,553. Part 30.7 of the CFTC regulations also requires PSI to secure assets of Series C related to foreign futures and options trading which totalled $1,266,554 at December 31, 1999. There are no segregation requirements for assets related to forward trading.

   As of December 31, 1999, all open futures contracts mature within one year.

   Gross contract amounts represent Series C's potential involvement in a particular class of financial instrument (if it were to take or make delivery on an underlying futures contract). Gross contract amounts significantly exceed future cash requirements as Series C intends to close out open positions prior to settlement and thus is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, Series C considers the 'fair value' of its futures contracts to be the net unrealized gain or loss on the contracts. Thus, the amount at risk associated with counterparty nonperformance of all contracts is the net unrealized gain included in the statements of financial condition. The market risk associated with Series C's commitments to purchase commodities is limited to the gross contract amounts involved, while the market risk associated with its commitments to sell is unlimited since its potential involvement is to make delivery of an underlying commodity at the contract price; therefore, it must repurchase the contract at prevailing market prices.

   As of December 31, 1998, gross contract amounts of open futures contracts for Series C were:

Stock Index Futures:
  Commitments to purchase                                 $    609,252
  Commitments to sell                                        3,994,656
Interest Rate Futures:
  Commitments to purchase                                   47,880,206
  Commitments to sell                                      113,068,840
Currency Futures:
  Commitments to purchase                                    4,412,265
  Commitments to sell                                        7,040,770
Commodity Futures:
  Commitments to purchase                                      414,073
  Commitments to sell                                        6,486,721

   The following table presents the fair value of futures and forward contracts at December 31, 1999 and 1998.

                                                              1999                          1998
                                                   --------------------------     ------------------------
                                                     Assets       Liabilities      Assets      Liabilities
                                                   ----------     -----------     --------     -----------
Futures Contracts:
  Domestic exchanges
     Stock indices                                 $   74,920      $   48,180     $ 18,850      $       --
     Interest rates                                   130,618              --       32,524           7,494
     Currencies                                       442,034         124,200      101,585          76,033
     Commodities                                      251,343          66,057      106,122           6,522
  Foreign exchanges
     Stock indices                                    179,998         235,856       22,194          20,543
     Interest rates                                   125,892          17,912      503,310           5,981
     Commodities                                      359,687         145,409       74,713          12,304
Forward Contracts:
  Currencies                                           30,613           8,697           --              --
                                                   ----------     -----------     --------     -----------
                                                   $1,595,105      $  646,311     $859,298      $  128,877
                                                   ----------     -----------     --------     -----------
                                                   ----------     -----------     --------     -----------

   The following table presents the average fair value and trading revenues for the period from June 10, 1998 (commencement of operations) through December 31, 1998.

                                                                        Average
                                                                       Fair Value
                                                               --------------------------      Trading
                                                                 Assets       Liabilities      Revenues
                                                               ----------     -----------     ----------
Futures Contracts:
  Domestic exchanges
     Stock indices                                              $   6,903      $   48,974     $(273,252)
     Interest rates                                                88,607           6,979        458,179
     Currencies                                                   136,249          31,162      (696,724)
     Commodities                                                   91,090          25,068       (35,884)
  Foreign exchanges
     Stock indices                                                 39,593          28,269      (155,869)
     Interest rates                                               238,693           3,346      1,615,355
     Commodities                                                   27,793          45,081       (18,197)
Forward Contracts:
  Currencies                                                       37,124          43,588      (136,397)
                                                               ----------     -----------     ----------
                                                                $ 666,052      $  232,467     $  757,211
                                                               ----------     -----------     ----------
                                                               ----------     -----------     ----------

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

     PRUDENTIAL SECURITIES
     FUTURES MANAGEMENT INC.
     (Managing Owner)

     By: Barbara J. Brooks
     Chief Financial Officer
--------------------------------------------------------------------------------

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Series C commenced operations on June 10, 1998 with gross proceeds of $5,706,177 allocated to commodities trading. Additional contributions raised through the continuous offering for the period from June 10, 1998 (commencement of operations) through December 31, 1999 resulted in additional gross proceeds to Series C of $16,877,107. Additional Interests of Series C will continue to be offered on a weekly basis at the net asset value per Interest until the subscription maximum of $33,000,000 is sold.

   Interests in Series C may be redeemed on a weekly basis, but are subject to a redemption fee if transacted within one year of the effective date of purchase. Redemptions of limited interests for the year ended December 31, 1999 were $2,765,590 and for the period from June 10, 1998 (commencement of operations) through December 31, 1999 were $2,901,124. Additionally, Interests owned in one Series may be exchanged, without any charge, for Interests of one or more other Series on a weekly basis for as long as Interests in those series are being offered to the public. Future contributions, redemptions and exchanges will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   At December 31, 1999, 100% of Series C's net assets were allocated to commodities trading. A significant portion of the net assets was held in cash which is used as margin for Series C's trading in commodities. Inasmuch as the sole business of Series C is to trade in commodities, Series C continues to own such liquid assets to be used as margin. PSI credits Series C monthly with 100% of the interest it earns on the average net assets in Series C's accounts.

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

   Since Series C's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). Series C's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of Series C's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond Series C's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The Managing Owner attempts to minimize these risks by requiring Series C and its Trading Advisor to abide by various trading limitations and policies which include limiting margin amounts, trading only in liquid markets and utilizing stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with Series C's futures, forward and options contracts.

   Series C does not have, nor does it expect to have, any capital assets.

Results of Operations

   Series C commenced trading operations on June 10, 1998, and as such, a comparative analysis of the 1999 full year results versus the 1998 partial year results is not meaningful. Additionally, Series C's asset levels have continually increased throughout the majority of the 1998 and 1999 periods primarily from additional contributions. These increased asset levels have led to proportionate increases in the amount of interest earned by Series C as well as the commission and management fees paid by Series C.

   The net asset value per Interest as of December 31, 1999 was $95.98, a decrease of 7.91% from the December 31, 1998 net asset value per Interest of $104.22, which was an increase of 4.22% from the June 10, 1998 initial net asset value per Interest of $100.00. The MAR (Managed Account Reports) Fund/Pool Index returned gains of 1.48% in 1999 and 4.74% for the June 1998 through December 1998 period. MAR tracked the performance of 317 and 281 futures funds in 1999 and 1998, respectively.

   Series C's unfavorable performance in 1999 was attributed to losses from positions in the index, financial, grain, metal, and meat sectors. The currency and energy sectors recognized gains.

   Index sector trading during the first half of 1999 was profitable for Series
C. During the third quarter long positions in the Euro DAX (Germany), Nikkei Dow (Japan) and S&P 500 incurred losses. In Germany, political events weighed on the German stock market. In Japan, the Nikkei Dow moved sideways and downward, closing lower by quarter end, but not demonstrating a bear trend. The U.S. stock market fell 12% from its 1999 high in July in anticipation of an August interest rate hike. Global stock markets followed the U.S. market's lead. Pressure to raise interest rates repressed global stock prices through the end of the quarter. In the fourth quarter, increased merger activity in Europe and Asia, better than expected growth in Hong Kong and Japan, and China's pending admission to the World Trade Organization, fueled stock markets around the world. Consequently, short positions in Euro DAX, Hong Kong Heng Seng, CAC 40 (Paris), and S&P 500 index positions posted losses.

   Positions in the financial sector in the third and fourth quarters contributed losses exceeding sector profits in the first two quarters. Pressure to raise interest rates in Europe and the U.S. repressed bond prices during the third quarter. Global interest rate markets followed the U.S. as rates moved higher. On August 24th, the Federal Open Market Committee increased the Federal funds rate by 25 basis points. In Japan, long-term interest rates rose during the first half of the quarter on concerns that more government bonds might be issued to finance the bailout of weaker Japanese banks. Positions in Japanese government bonds and U.S. Treasury bonds incurred losses. Fourth quarter financial sector losses were incurred in a combination of long and short positions. Global bond markets rallied in November, but fell in December on a resurgence of inflation and interest rate fears initiated by consistently strong U.S. economic data, evidence of rising inflation in Germany and increased oil prices.

   The first three quarters of 1999 were profitable for Series C's currency sector positions. A smooth transition to a single currency in January gave currency markets increasing comfort with the euro as the trading vehicle of choice throughout Europe. The U.S. dollar rose against the euro and Swiss franc as evidence mounted for the continuing strength of the U.S. economy. Deteriorating confidence in the euro and Italy's possible retraction from the European Economic Union added to the euro's slide. The Swiss franc fell further against the U.S. dollar during the second quarter as it lost its safe haven attraction when the Kosovo war ended and the Federal Reserve Bank increased interest rates. In June, the British pound fell to a new low versus the U.S. dollar as the Bank of England lowered interest rates and indicated further cuts would be forthcoming. Short Swiss franc, euro and British pound positions recorded gains. Long Japanese yen positions recognized gains in the third quarter as the yen rallied against the U.S. dollar and European currencies following a stronger than expected second quarter GDP report. The rally was further sustained by optimism regarding the Japanese economy and meaningful intervention by the Bank of Japan.

   Long positions in the energy sector, specifically crude oil and derivative products, provided gains as prices rose throughout 1999. In the first quarter, energy markets surged as OPEC announced substantial cuts in crude oil exports. Crude oil prices continued to rally into the second quarter as extremely hot U.S. weather drove increased utility demand during June and following statements by Saudi Arabian and Mexican oil ministers reporting a high degree of compliance with OPEC production cuts. These production cuts continued to prove beneficial for oil markets throughout the third and fourth quarters.

   Interest income is earned on the average net assets held at PSI and, therefore, varies monthly according to interest rates, trading performance, contributions and redemptions. Interest income was approximately $821,000 and $254,000 for the year ended December 31, 1999 and for the period from June 10, 1998 to December 31, 1998. As discussed above, the increase in interest income during 1999 versus 1998 was due primarily to the difference in the 1999 and 1998 periods covered as well as the increasing net assets as a result of additional contributions. However, lower overall interest rates in 1999 as compared with interest rates in 1998 offset some of the increase.

   Commissions are calculated on Series C's net asset value at the end of each week and therefore, vary according to weekly trading performance, contributions and redemptions. Commissions were approximately $1,276,000 and $365,000 for the year ended December 31, 1999 and for the period from June 10, 1998 to December 31, 1998.

   All trading decisions for Series C are made by Hyman Beck & Company, Inc. (the 'Trading Advisor'). Management fees are calculated on Series C's net asset value at the end of each week and therefore, are affected by weekly trading performance, contributions and redemptions. Management fees were approximately $330,000 and $94,000 for the year ended December 31, 1999 and for the period from June 10, 1998 to December 31, 1998.

   Incentive fees are based on the New High Net Trading Profits generated by the Trading Advisor, as defined in the Advisory Agreement among Series C, the Managing Owner and the Trading Advisor. Incentive fees were approximately $145,000 and $85,000 for the year ended December 31, 1999 and for the period from June 10, 1998 to December 31, 1998. Although Series C ended 1999 with an overall loss, incentive fees were generated by strong trading performance during the first six months of the year. The payment of these fees is not contingent upon future trading performance and, therefore, is unaffected by Series C's poor trading performance during the remainder of the year.

Accounting for Derivative Instruments

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') No. 133, Accounting for Derivative Instruments and Hedging Activities, which Series C adopted effective October 1, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires that an entity recognize all derivatives as assets or liabilities measured at fair value. SFAS No. 133 supersedes SFAS No. 119, Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments and SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk which required the disclosure of average aggregate fair values and contract/notional values, respectively, of derivative financial instruments for an entity like Series C which carries its assets at fair value. The adoption of SFAS No. 133 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

Year 2000 Risk

   The arrival of year 2000 was much anticipated and raised serious concerns about whether or not computer systems around the world would continue to function properly and the degree of 'Year 2000 Problems' that would have to be resolved.

   Series C engages third parties to perform primarily all of the services it needs and also relies on other third parties such as governments, exchanges, clearinghouses, vendors and banks. Series C has not experienced any material adverse impact on operations related to Year 2000 Problems. While Series C believes it has mitigated its Year 2000 risk, Series C cannot guarantee that an as yet unknown Year 2000 failure will not have a material adverse effect on Series C's operations.

Inflation

   Inflation has had no material impact on operations or on the financial condition of Series C from inception through December 31, 1999.

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 1999 was $40.

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