Form 10-K, Exhibit 13
period 2000-12-31
WORLD MONITOR TRUST SERIES C
filed 2001-03-20
CIK 1051824

                                                         2000
--------------------------------------------------------------------------------
World Monitor Trust--Series C
                                                         Annual
                                                         Report

                    WORLD MONITOR TRUST--SERIES C

                                          March 2001

Dear Limited Owner:

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

In our opinion, the accompanying statements of financial condition and the related statements of operations, and changes in trust capital present fairly, in all material respects, the financial position of World Monitor Trust--Series C at December 31, 2000 and 1999, and the results of its operations for the years ended December 31, 2000 and 1999 and for the period from June 10, 1998 (commencement of operations) to December 31, 1998 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Managing Owner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Managing Owner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 26, 2001

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                          December 31,
                                                                 -------------------------------
                                                                     2000              1999
------------------------------------------------------------------------------------------------
ASSETS
Cash                                                             $ 8,485,803       $ 17,735,229
Net unrealized gain on open futures contracts                      1,364,440            926,878
Net unrealized gain on open forward contracts                             --             21,916
                                                                 ------------     --------------
Total assets                                                     $ 9,850,243       $ 18,684,023
                                                                 ------------     --------------
                                                                 ------------     --------------
LIABILITIES AND TRUST CAPITAL
Liabilities
Commissions payable                                              $    70,591       $    127,800
Management fees payable                                               24,235             35,938
Redemptions payable                                                   19,399             52,286
Incentive fees payable                                                    --                100
                                                                 ------------     --------------
Total liabilities                                                    114,225            216,124
                                                                 ------------     --------------
Commitments

Trust capital
Limited interests (103,274.013 and 189,911.407
interests outstanding)                                             9,633,406         18,227,946
General interests (1,100 and 2,500 interests outstanding)            102,612            239,953
                                                                 ------------     --------------
Total trust capital                                                9,736,018         18,467,899
                                                                 ------------     --------------
Total liabilities and trust capital                              $ 9,850,243       $ 18,684,023
                                                                 ------------     --------------
                                                                 ------------     --------------

Net asset value per limited and general interests
('Interests')                                                    $     93.28       $      95.98
                                                                 ------------     --------------
                                                                 ------------     --------------
------------------------------------------------------------------------------------------------
                The accompanying notes are an integral part of these statements.

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                            STATEMENTS OF OPERATIONS

                                                                                          For the period
                                                                                        from June 10, 1998
                                                    Year Ended December 31,              (commencement of
                                           -----------------------------------------      operations) to
                                                   2000                  1999            December 31, 1998
-----------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity
  transactions                                 $ (2,966,111)          $  (970,845)          $    26,790
Change in net unrealized gain on open
  commodity positions                               415,646               218,373               730,421
Interest income                                     720,545               821,254               253,993
                                           --------------------    -----------------    -------------------
                                                 (1,829,920)               68,782             1,011,204
                                           --------------------    -----------------    -------------------
EXPENSES
Commissions                                         590,991             1,275,546               365,442
Management fees                                     152,433               329,595                94,417
Incentive fees                                           --               143,759                85,488
                                           --------------------    -----------------    -------------------
                                                    743,424             1,748,900               545,347
                                           --------------------    -----------------    -------------------
Net income (loss)                              $ (2,573,344)          $(1,680,118)          $   465,857
                                           --------------------    -----------------    -------------------
                                           --------------------    -----------------    -------------------
ALLOCATION OF NET INCOME (LOSS)
Limited interests                              $ (2,531,322)          $(1,655,869)          $   458,452
                                           --------------------    -----------------    -------------------
                                           --------------------    -----------------    -------------------
General interests                              $    (42,022)          $   (24,249)          $     7,405
                                           --------------------    -----------------    -------------------
                                           --------------------    -----------------    -------------------
NET INCOME (LOSS) PER WEIGHTED AVERAGE
LIMITED AND GENERAL INTEREST
Net income (loss) per weighted average
  limited and general interest                 $     (17.03)          $    (10.83)          $      5.80
                                           --------------------    -----------------    -------------------
                                           --------------------    -----------------    -------------------
Weighted average number of limited and
  general interests outstanding                     151,116               155,131                80,300
                                           --------------------    -----------------    -------------------
                                           --------------------    -----------------    -------------------
-----------------------------------------------------------------------------------------------------------

                     STATEMENTS OF CHANGES IN TRUST CAPITAL

                                                              LIMITED        GENERAL
                                             INTERESTS       INTERESTS      INTERESTS        TOTAL
-----------------------------------------------------------------------------------------------------
Trust capital--December 31, 1997                 10.000     $        --     $  1,000      $     1,000
Contributions                               109,709.375      10,828,547      133,335       10,961,882
Net income                                                      458,452        7,405          465,857
Redemptions                                  (1,356.272)       (135,534)          --         (135,534)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 1998            108,363.103      11,151,465      141,740       11,293,205
Contributions                               110,965.263      11,497,940      122,462       11,620,402
Net loss                                                     (1,655,869)     (24,249 )     (1,680,118)
Redemptions                                 (26,916.959)     (2,765,590)          --       (2,765,590)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 1999            192,411.407      18,227,946      239,953       18,467,899
Contributions                                 9,814.185         823,864           --          823,864
Net loss                                                     (2,531,322)     (42,022 )     (2,573,344)
Redemptions                                 (97,851.579)     (6,887,082)     (95,319 )     (6,982,401)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 2000            104,374.013     $ 9,633,406     $102,612      $ 9,736,018
                                            -----------     -----------     ---------     -----------
                                            -----------     -----------     ---------     -----------
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

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                         NOTES TO FINANCIAL STATEMENTS

A. General

The Trust, Trustee, Managing Owner and Affiliates

   World Monitor Trust (the 'Trust') is a business trust organized under the laws of Delaware on December 17, 1997. The Trust commenced trading operations on June 10, 1998 and will terminate on December 31, 2047 unless terminated sooner as provided in the Second Amended and Restated Declaration of Trust and Trust Agreement. The Trust consists of three separate and distinct series ('Series'):
Series A, B and C. The assets of each Series are segregated from those of the other Series, separately valued and independently managed. Each Series was formed to engage in the speculative trading of a diversified portfolio of futures, forward and options contracts, and may, from time to time, engage in cash and spot transactions. The trustee of the Trust is Wilmington Trust Company. The managing owner is Prudential Securities Futures Management Inc. (the 'Managing Owner'), a wholly owned subsidiary of Prudential Securities Incorporated ('PSI'), which, in turn, is a wholly owned subsidiary of Prudential Securities Group Inc. PSI is the selling agent for the Trust, as well as its commodity broker ('Commodity Broker').

The Offering

   Beneficial interests in each Series ('Interests') are being offered once each week until each Series' subscription maximum has been issued either through sale or exchange. On June 10, 1998, a sufficient number of subscriptions for each Series had been received and accepted by the Managing Owner to permit each Series to commence trading. Series C completed its initial offering with gross proceeds of $5,706,177 from the sale of 56,301.770 limited interests and 760 general interests. General interests are sold exclusively to the Managing Owner.

   Series A was offered until it achieved its subscription maximum of $34,000,000 during November 1999. Interests in Series B and C will continue to be offered on a weekly basis at the net asset value per Interest until the subscription maximum of $33,000,000 for each Series is sold ('Continuous Offering Period'). Series B and C are offered to investors who meet certain established suitability standards, with a minimum initial subscription of $5,000 ($2,000 for an individual retirement account) per subscriber, although the minimum purchase for any single Series is $1,000. Additional purchases may be made in $100 increments.

   The Managing Owner is required to maintain at least a 1% interest in the capital, profits and losses of each Series so long as it is acting as the Managing Owner, and it will make such contributions (and in return will receive general interests) as are necessary to meet this requirement.

The Trading Advisor

   Each Series has its own independent commodity trading advisor that makes that Series' trading decisions. As of June 7, 2000, Hyman Beck & Company, Inc. ('Hyman Beck') ceased to serve as a trading advisor to Series C. The advisory agreement among Series C, the Managing Owner and Hyman Beck was automatically terminated when the assets allocated to Hyman Beck declined by greater than 33 1/3% from their initial allocation on June 10, 1998.

   On November 13, 2000, the Managing Owner entered into a new advisory agreement with Northfield Trading L.P. (the 'Trading Advisor'), an independent commodities trading advisor, to make the trading decisions for Series C. The new advisory agreement may be terminated for various reasons, including at the discretion of the Managing Owner. The management fee paid to the Trading Advisor equals 0.0385% of Series C's allocated assets determined as of the close of business each Friday (an annual rate of 2%), the same previously paid to Hyman Beck. The quarterly incentive fee paid to the Trading Advisor equals 20% of the 'New High Net Trading Profits' as defined in the advisory agreement among Series C, the Managing Owner and the Trading Advisor as compared to 23% paid to Hyman Beck. Additionally, the Trading Advisor must recoup the cumulative trading losses of Hyman Beck before it is paid an incentive fee. Furthermore, since Series C's assets were not allocated to commodities trading from June 8, 2000 until the new Trading Advisor began trading, Series C was not subject to management fees or commissions during that period.

Exchanges, Redemptions and Termination

   Interests owned in one Series may be exchanged, without any charge, for Interests of one or more other Series on a weekly basis for as long as Interests in those Series are being offered to the public. Since Interests in Series A are no longer being offered, participants can no longer exchange their Interests from Series B and/or Series C into Series A; however, participants can currently continue to exchange their Interests from Series A to Series B and/or Series C. Exchanges are made at the applicable Series' then current net asset value per Interest as of the close of business on the Friday immediately preceding the week in which the exchange request is effected. The exchange of Interests is treated as a redemption of Interests in one Series (with the related tax consequences) and the simultaneous purchase of Interests in the Series exchanged into.

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

B. Summary of Significant Accounting Policies

Basis of accounting

   The financial statements of Series C are prepared in accordance with accounting principles generally accepted in the United States of America.

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

   The weighted average number of limited and general interests outstanding was computed for purposes of disclosing net income (loss) per weighted average limited and general interest. The weighted average limited and general interests are equal to the number of Interests outstanding at period end, adjusted proportionately for Interests subscribed and redeemed based on their respective time outstanding during such period.

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

New Accounting Guidance

   In June 2000, the Financial Accounting Standards Board ('FASB') issued Statement No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133 ('SFAS 138'), which became effective for Series C on July 1, 2000. SFAS 138 amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS 138 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

C. Fees

Organizational, offering, general and administrative costs

   PSI or its affiliates paid the costs of organizing Series C and continue to pay the costs of offering its Interests, as well as administrative costs incurred by the Managing Owner or its affiliates for services they perform for Series C. These costs include, but are not limited to, those discussed in Note D below. Routine legal, audit, postage and other routine third party administrative costs also are paid by PSI or its affiliates.

Management and incentive fees

   Series C paid Hyman Beck a management fee at annual rate of 2% and a quarterly incentive fee equal to 23% of the 'New High Net Trading Profits' until June 2000 when Hyman Beck ceased to serve as a trading advisor to Series C. As of November 13, 2000 a new advisory agreement was executed with the new Trading Advisor whereby Series C pays the new Trading Advisor a management fee at an annual rate of 2% and a quarterly incentive fee equal to 20% of the 'New High Net Trading Profits' as more fully discussed in Note A. The management fee is determined weekly and the sum of such weekly amounts is paid monthly. The incentive fee also accrues weekly.

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

D. Related Parties

   The Managing Owner or its affiliates perform services for Series C, which include but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications; printing and other administrative services. As further described in Note C, except for costs related to brokerage services, PSI or its affiliates pay the costs of these services in addition to costs of offering Series C's Interests as well as its routine operational, administrative, legal and auditing costs.

   The costs charged to Series C for brokerage services for the years ended December 31, 2000 and 1999 and for the period from June 10, 1998 (commencement of operations) to December 31, 1998 were $590,991, $1,275,546 and $365,442, respectively.

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

   As of December 31, 2000, a non-U.S. affiliate of the Managing Owner owns
172.024 limited interests of Series C.

E. Income Taxes

   There have been no differences between the tax basis and book basis of Interest holders' capital since inception of the Trust.

F. Derivative Instruments and Associated Risks

   Series C is exposed to various types of risks associated with the derivative instruments and related markets in which it invests. These risks include, but are not limited to, risk of loss from fluctuations in the value of derivative instruments held (market risk) and the inability of counterparties to perform under the terms of Series C's investment activities (credit risk).

Market risk

   Trading in futures and forward (including foreign exchange) contracts involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of Series C's net assets being traded, significantly exceeds Series C's future cash requirements since Series C intends to close out its open positions prior to settlement. As a result, Series C is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, Series C considers the 'fair value' of its derivative instruments to be the net unrealized gain or loss on the contracts. The market risk associated with Series C's commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when Series C enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes Series C to unlimited risk.

   Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments Series C holds and the liquidity and inherent volatility of the markets in which Series C trades.

Credit risk

   When entering into futures or forward contracts, Series C is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded in the United States and on most foreign futures exchanges is the clearinghouse associated with such exchanges. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the non-performance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, the sole counterparty to Series C's forward transactions is PSI, Series C's commodity broker. Series C has entered into a master netting agreement with PSI and, as a result, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty non-performance of all of Series C's contracts is the net unrealized gain included in the statements of financial condition. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to Series C.

   The Managing Owner attempts to minimize both credit and market risks by requiring Series C and its Trading Advisor to abide by various trading limitations and policies. The Managing Owner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties; limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to the advisory agreement among Series C, the Managing Owner and the Trading Advisor, Series C shall automatically terminate the Trading Advisor if the net asset value allocated to the Trading Advisor declines by 33 1/3% from the value at the beginning of any year or since the commencement of trading activities. Furthermore, the Second Amended and Restated Declaration of Trust and Trust Agreement provides that Series C will liquidate its positions, and eventually dissolve, if Series C experiences a decline in the net asset value of 50% from the value at the beginning of any year or since the commencement of trading activities. In each case, the decline in net asset value is after giving effect for distributions, contributions and redemptions. The Managing Owner may impose additional restrictions (through modifications of trading limitations and policies) upon the trading activities of the Trading Advisor as it, in good faith, deems to be in the best interests of Series C.

   PSI, when acting as the futures commission merchant in accepting orders for the purchase or sale of domestic futures and options contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to Series C all assets of Series C relating to domestic futures and options trading and is not to commingle such assets with other assets of PSI. At December 31, 2000, such segregated assets totalled $7,382,022. Part 30.7 of the CFTC regulations also requires PSI to secure assets of Series C related to foreign futures and options trading which totalled $2,468,221 at December 31, 2000. There are no segregation requirements for assets related to forward trading.

   As of December 31, 2000, all open futures contracts mature within six months.

      The following table presents the fair value of futures and forward contracts at December 31, 2000 and 1999.

                                                            2000                           1999
                                                 --------------------------     --------------------------
                                                   Assets       Liabilities       Assets       Liabilities
                                                 ----------     -----------     ----------     -----------
Futures Contracts:
  Domestic exchanges
     Stock indices                                       --              --     $   74,920      $   48,180
     Interest rates                                 690,183              --        130,618              --
     Currencies                                     299,500              --        442,034         124,200
     Commodities                                     29,920          14,700        251,343          66,057
  Foreign exchanges
     Stock indices                                   38,411          13,862        179,998         235,856
     Interest rates                                 212,658              --        125,892          17,912
     Commodities                                    122,330              --        359,687         145,409
Forward Contracts:
  Currencies                                             --              --         30,613           8,697
                                                 ----------     -----------     ----------     -----------
                                                 $1,393,002      $   28,562     $1,595,105      $  646,311
                                                 ----------     -----------     ----------     -----------
                                                 ----------     -----------     ----------     -----------

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

     PRUDENTIAL SECURITIES
     FUTURES MANAGEMENT INC.
     (Managing Owner)

     By: Barbara J. Brooks
     Chief Financial Officer
--------------------------------------------------------------------------------

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Series C commenced operations on June 10, 1998 with gross proceeds of $5,706,177 allocated to commodities trading. Additional contributions raised through the continuous offering for the period from June 10, 1998 (commencement of operations) through December 31, 2000 resulted in additional gross proceeds to Series C of $17,700,971. Additional Interests of Series C will continue to be offered on a weekly basis at the net asset value per Interest until the subscription maximum of $33,000,000 is sold.

   Interests in Series C may be redeemed on a weekly basis, but are subject to a redemption fee if transacted within one year of the effective date of purchase. Redemptions of limited interests for the year ended December 31, 2000 and 1999 and for the period from June 10, 1998 (commencement of operations) to December 31, 1998 were $6,887,082, $2,765,590 and $135,534, respectively. Redemptions of general interests for the year ended December 31, 2000 were $95,319. Redemptions of limited and general interests for the period from June 10, 1998 (commencement of operations) to December 31, 2000 were $9,788,206 and $95,319, respectively. Additionally, Interests owned in one Series may be exchanged, without any charge, for Interests of one or more other Series on a weekly basis for as long as Interests in those series are being offered to the public. Since Interests in Series A are no longer being offered, participants can no longer exchange their Interests from Series B and/or Series C into Series A; however, participants can currently continue to exchange their Interests from Series A to Series B and/or Series C. Future contributions, redemptions and exchanges will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   At December 31, 2000, 100% of Series C's net assets were allocated to commodities trading. A significant portion of the net assets was held in cash, which is used as margin for Series C's trading in commodities. Inasmuch as the sole business of Series C is to trade in commodities, Series C continues to own such liquid assets to be used as margin. PSI credits Series C monthly with 100% of the interest it earns on the average net assets in Series C's accounts.

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

   Since Series C's business is to trade futures, forward and options contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). Series C's exposure to market risk is influenced by a number of factors including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of Series C's speculative trading as well as the development of drastic market occurrences could result in monthly losses considerably beyond Series C's experience to date and could ultimately lead to a loss of all or substantially all of investors' capital. The Managing Owner attempts to minimize these risks by requiring Series C and its Trading Advisor to abide by various trading limitations and policies which include limiting margin amounts, trading only in liquid markets and permitting the use of stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with Series C's futures, forward and options contracts.

   Series C does not have, nor does it expect to have, any capital assets.

Results of Operations

   The net asset value per Interest as of December 31, 2000 was $93.28, a decrease of 2.81% from the December 31, 1999 net asset value per Interest of $95.98, which was a decrease of 7.91% from the December 31, 1998 net asset value per Interest of $104.22. The MAR (Managed Account Reports) Fund/Pool Index, which tracks the performance of approximately 300 futures funds, returned 9.41% and 1.48% for the year ended December 31, 2000 and 1999, respectively. Past performance is not necessarily indicative of future results.

   Series C's gross trading gains/(losses) were ($2,550,000), ($752,000) and $757,000 during the years ended December 31, 2000 and 1999 and for the period from June 10, 1998 (commencement of operations) to December 31, 1998, respectively. Due to the nature of Series C's trading activities, a period to period comparison of its trading results is not meaningful. Additionally, Series C did not participate in commodities trading during the period from the termination of Hyman Beck as a trading advisor to Series C to the commencement of trading activities by Northfield Trading L.P. as further discussed below. However, a detailed discussion of Series C's 2000 trading results is presented below.

   Series C's unfavorable performance in 2000 was attributed to losses from positions in the stock index, interest rate, currency and metal sectors. Gains were recognized in the energy sector.

   Extreme volatility in world financial markets during the first half of 2000 led to a lack of trending opportunities and resulted in losses for equity index positions. After Series C reentered the equity markets toward year end, most major indices were down, incurring losses from long positions.

   Global bond markets began 2000 on a strong note. The U.S. Federal Reserve, European Central Bank, Bank of England, Reserve Bank of Australia, and Bank of Canada increased interest rates in early February. These rate increases shared motivation of strong economic growth and concerns about inflation. Despite rate hikes and news of robust worldwide economic growth, global bond markets continued to rally partially due to investors seeking refuge from volatile equity markets. Short U.S. and euro bond positions resulted in losses in the first half of the year. Negative equity performance throughout the third and fourth quarters and mounting fears of a global economic slowdown contributed to a bond market rally toward year end as investors continued their flight to quality from the stock market. Prices of long- and short-term interest rate instruments rose and Series C recognized gains in long U.S., Japanese and euro bond positions during the last month and a half of the year.

   The euro began 2000 lower versus the U.S. dollar, Japanese yen and British pound before rallying slightly in June as a result of solid European economic data and sentiment that the currency was undervalued. The euro reversed its downtrend during the latter part of the year as it rose against the U.S. dollar and Japanese yen resulting in gains for long positions. Gains in the euro were not sufficient to overcome losses in other currency positions. The Japanese yen rallied sharply, gaining on the U.S. dollar and most other currencies in the final months of Japan's fiscal year (which ended March 31st) resulting in losses in short yen positions. This was attributed to positive sentiment regarding Japan's economy. In May, the yen rose slightly against the U.S. dollar supported by expectations of a possible change in the Bank of Japan's (BOJ) zero-interest rate policy. Political and economic uncertainty in Japan toward year end caused the yen to fall against the dollar and short Japanese yen positions resulted in gains. The Australian dollar, Canadian dollar, British pound and other foreign currencies rose against the U.S. dollar in the fourth quarter due to a weakening U.S. economy incurring losses in short positions.

   Short metal positions provided negative performance for Series C during the first half of the year and again at year end, as strong demand and fear of inflation drove prices higher. In addition, the high cost of energy, which is used in the production of base metals, caused a decrease in metal supply driving prices higher and incurring losses for short positions.

   Energy prices climbed throughout January and February and into the first week of March. Prices of crude oil futures rose above $33 a barrel, the highest level for a front-month (the most liquid) contract since the Gulf War in 1991. The energy sector reached a high early in March just prior to OPEC's agreement to increase production sufficiently to stabilize prices. Political pressure by the United States, along with a desire among OPEC members to maintain crude oil prices in the range of $22-$28 per barrel, prompted the cartel to announce a production increase and crude oil prices reversed downward. Increased demand and low supplies caused oil prices to surge once again during the second quarter resulting in gains for long energy positions. Energy markets ended a year long uptrend with natural gas surging to an all time high in

December as low supplies were strained by unusually cold temperatures in the U.S. Long positions in crude oil and natural gas resulted in gains.

   As of June 7, 2000, Hyman Beck ceased to serve as a trading advisor to Series
C. The advisory agreement among Series C, the Managing Owner and Hyman Beck was automatically terminated when the assets allocated to Hyman Beck declined by greater than 33 1/3% from their initial allocation on June 10, 1998.

   On November 13, 2000, the Managing Owner entered into a new advisory agreement with Northfield Trading L.P. (the 'Trading Advisor') to make the trading decisions for Series C. The management fee paid to the Trading Advisor equals 0.0385% of Series C's allocated assets determined as of the close of business each Friday (an annual rate of 2%), the same previously paid to Hyman Beck. The quarterly incentive fee paid to the Trading Advisor equals 20% of the 'New High Net Trading Profits' as defined in the advisory agreement among Series C, the Managing Owner and the Trading Advisor as compared to 23% paid to Hyman Beck. Additionally, the Trading Advisor must recoup the cumulative trading losses of Hyman Beck before it is paid an incentive fee. Furthermore, since Series C's assets were not allocated to commodities trading from June 8, 2000 until the new Trading Advisor began trading, Series C was not subject to management fees or commissions during that period.

   Fluctuations in overall average net asset levels have led to corresponding fluctuations in interest earned and commissions and management fees incurred by Series C, which are largely based on the level of net assets. Series C's average net asset levels were lower during the year ended December 31, 2000 versus the prior year, primarily from redemptions and unfavorable trading performance in 2000 offset, in part, by additional contributions in 1999 and 2000. Series C's average net asset levels were significantly higher during the year ended December 31, 1999 versus the period from June 10, 1998 (commencement of operations) to December 31, 1998, primarily from additional contributions as well as a full year of operations in 1999 versus approximately seven months in 1998.

   Interest income is earned on the average net assets held at PSI and, therefore, varies weekly according to interest rates, trading performance, contributions and redemptions. Interest income decreased by $101,000 for the year ended December 31, 2000 as compared to 1999, but increased $567,000 for the year ended December 31, 1999 as compared to the period from June 10, 1998 (commencement of operations) to December 31, 1998. These fluctuations were due primarily to changes in net asset levels as discussed above. However, higher overall interest rates in 2000 versus 1999 and lower overall interest rates in 1999 as compared with 1998 offset some of the fluctuations.

   Commissions are calculated on Series C's net asset value at the end of each week and, therefore, vary according to weekly trading performance, contributions and redemptions. Commissions decreased $685,000 for the year ended December 31, 2000 as compared to 1999, but increased $910,000 for the year ended December 31, 1999 as compared to the period from June 10, 1998 (commencement of operations) to December 31, 1998 due to the fluctuations in average net asset levels as well as the postponement of commissions charged to Series C by PSI on the net assets unallocated to commodities trading as discussed above.

   Management fees are calculated on Series C's net asset value at the end of each week and, therefore, are affected by weekly trading performance, contributions and redemptions. Management fees decreased $177,000 for the year ended December 31, 2000 as compared to 1999, but increased $235,000 for the year ended December 31, 1999 as compared to the period from June 10, 1998 (commencement of operations) to December 31, 1998 due to the fluctuations in average net asset levels as well as the termination of Hyman Beck as the trading advisor of Series C as discussed above.

   Incentive fees are based on the 'New High Net Trading Profits' generated by the Trading Advisor, as defined in the advisory agreement among Series C, the Managing Owner and the Trading Advisor. Incentive fees paid to Hyman Beck were approximately $144,000 and $85,000 for the year ended December 31, 1999 and for the period from June 10, 1998 (commencement of operations) to December 31, 1998. Although Series C ended 1999 with an overall loss, incentive fees were generated by strong trading performance during the first six months of the year. The payment of these fees is not contingent upon future trading performance and, therefore, is unaffected by Series C's poor trading performance during the remainder of 1999 and 2000. Since their commencement of trading activities during November 2000, Northfield Trading L.P. has not earned an incentive fee.

New Accounting Guidance

   In June 2000, FASB issued SFAS 138, which became effective for Series C on July 1, 2000. SFAS 138 amends the accounting and reporting standards of FASB Statement No. 133 for certain derivative instruments and certain hedging activities. SFAS 138 has not had a material effect on the carrying value of assets and liabilities within the financial statements.

Inflation

   Inflation has had no material impact on operations or on the financial condition of Series C from inception through December 31, 2000.

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 2000 was $36.

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