Form 10-K, Exhibit 13
period 2002-12-31
WORLD MONITOR TRUST SERIES C
filed 2003-03-28
CIK 1051824

                                                         2002
-------------------------------------------------------------------------------
World Monitor Trust--Series C                            Annual
                                                         Report

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

In our opinion, the accompanying statements of financial condition, including the condensed schedules of investments, and the related statements of operations and changes in trust capital present fairly, in all material respects, the financial position of World Monitor Trust--Series C at December 31, 2002 and 2001 and the results of its operations and changes in trust capital for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Managing Owner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Managing Owner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

February 24, 2003
                                       2

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                       STATEMENTS OF FINANCIAL CONDITION

                                                                               December 31,
                                                                        ---------------------------
                                                                            2002            2001
---------------------------------------------------------------------------------------------------
ASSETS
Cash in commodity trading accounts                                       $4,516,118      $5,467,182
Net unrealized gain on open futures contracts                               178,518         218,663
                                                                        ------------     ----------
Total assets                                                             $4,694,636      $5,685,845
                                                                        ------------     ----------
                                                                        ------------     ----------
LIABILITIES AND TRUST CAPITAL
Liabilities
Commissions payable                                                      $   29,502      $   33,998
Management fees payable                                                       8,074           9,946
Redemptions payable                                                              --          30,609
                                                                        ------------     ----------
Total liabilities                                                            37,576          74,553
                                                                        ------------     ----------
Commitments

Trust capital
Limited interests (55,085.801 and 74,266.692 interests outstanding)       4,605,806       5,545,728
General interests (613 and 878 interests outstanding)                        51,254          65,564
                                                                        ------------     ----------
Total trust capital                                                       4,657,060       5,611,292
                                                                        ------------     ----------
Total liabilities and trust capital                                      $4,694,636      $5,685,845
                                                                        ------------     ----------
                                                                        ------------     ----------

Net asset value per limited and general interests                        $    83.61      $    74.67
                                                                        ------------     ----------
                                                                        ------------     ----------
---------------------------------------------------------------------------------------------------

            The accompanying notes are an integral part of these statements.

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                       Condensed Schedules of Investments

                                                                     At December 31,
                                            -----------------------------------------------------------------
                                                         2002                              2001
                                            -------------------------------   -------------------------------
                                            Net Unrealized                    Net Unrealized
                                             Gain (Loss)                       Gain (Loss)
                                              as a % of      Net Unrealized     as a % of      Net Unrealized
Futures Contracts                           Trust Capital     Gain (Loss)     Trust Capital     Gain (Loss)
-------------------------------------------------------------------------------------------------------------
Futures contracts purchased:
  Stock indices                                                 $(12,076)                         $  5,543
  Interest rates                                                  97,137                             1,047
  Currencies                                                      35,638                            18,150
  Commodities                                                      5,300                            11,410
                                                             --------------                    --------------
     Net unrealized gain on futures
     contracts purchased                          2.70%          125,999            0.64%           36,150
                                                             --------------                    --------------
Futures contracts sold:
  Stock indices                                                   47,072                            (1,571)
  Interest rates                                                   1,750                            94,839
  Currencies                                                       3,697                            81,825
  Commodities                                                         --                             7,420
                                                             --------------                    --------------
     Net unrealized gain on futures
     contracts sold                               1.13            52,519            3.25           182,513
                                                ------       --------------       ------       --------------
     Net unrealized gain on futures
     contracts                                    3.83%         $178,518            3.89%         $218,663
                                                ------       --------------       ------       --------------
                                                ------       --------------       ------       --------------
Settlement Currency--Futures Contracts
  Euro                                            0.36%         $ 16,954            1.80%         $101,142
  Hong Kong dollar                                0.54            25,146           (0.12)           (6,797)
  Japanese yen                                    0.10             4,808            0.04             2,252
  U.S. dollar                                     2.83           131,610            2.17           122,066
                                                ------       --------------       ------       --------------
     Total                                        3.83%         $178,518            3.89%         $218,663
                                                ------       --------------       ------       --------------
                                                ------       --------------       ------       --------------
-------------------------------------------------------------------------------------------------------------

           The accompanying notes are an integral part of these statements.

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                            STATEMENTS OF OPERATIONS

                                                                   Year Ended December 31,
                                                      --------------------------------------------------
                                                              2002               2001           2000
--------------------------------------------------------------------------------------------------------
REVENUES
Net realized gain (loss) on commodity transactions         $1,037,859         $    54,273    $(2,966,111)
Change in net unrealized gain on open commodity
  positions                                                   (40,145)         (1,145,777)       415,646
Interest income                                               107,787             322,427        720,545
                                                      --------------------    -----------    -----------
                                                            1,105,501            (769,077)    (1,829,920)
                                                      --------------------    -----------    -----------
EXPENSES
Commissions                                                   404,170             607,077        590,991
Management fees                                               104,539             157,049        152,433
                                                      --------------------    -----------    -----------
                                                              508,709             764,126        743,424
                                                      --------------------    -----------    -----------
Net income (loss)                                          $  596,792         $(1,533,203)   $(2,573,344)
                                                      --------------------    -----------    -----------
                                                      --------------------    -----------    -----------
ALLOCATION OF NET INCOME (LOSS)
Limited interests                                          $  589,864         $(1,515,619)   $(2,531,322)
                                                      --------------------    -----------    -----------
                                                      --------------------    -----------    -----------
General interests                                          $    6,928         $   (17,584)   $   (42,022)
                                                      --------------------    -----------    -----------
                                                      --------------------    -----------    -----------
NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND
GENERAL INTEREST
Net income (loss) per weighted average limited and
  general interest                                         $     9.14         $    (17.34)   $    (17.03)
                                                      --------------------    -----------    -----------
                                                      --------------------    -----------    -----------
Weighted average number of limited and general
  interests outstanding                                        65,324              88,445        151,116
                                                      --------------------    -----------    -----------
                                                      --------------------    -----------    -----------
--------------------------------------------------------------------------------------------------------

                     STATEMENTS OF CHANGES IN TRUST CAPITAL

                                                              LIMITED        GENERAL
                                             INTERESTS       INTERESTS      INTERESTS        TOTAL
-----------------------------------------------------------------------------------------------------
Trust capital--December 31, 1999            192,411.407     $18,227,946     $239,953      $18,467,899
Contributions                                 9,814.185         823,864           --          823,864
Net loss                                                     (2,531,322)     (42,022)     (2,573,344)
Redemptions                                 (97,851.579)     (6,887,082)     (95,319)     (6,982,401)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 2000            104,374.013       9,633,406      102,612        9,736,018
Contributions                                 3,607.238         323,014           --          323,014
Net loss                                                     (1,515,619)     (17,584)      (1,533,203)
Redemptions                                 (32,836.559)     (2,895,073)     (19,464)      (2,914,537)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 2001             75,144.692       5,545,728       65,564        5,611,292
Contributions                                    49.340           4,000           --            4,000
Net income                                                      589,864        6,928          596,792
Redemptions                                 (19,495.231)     (1,533,786)     (21,238)      (1,555,024)
                                            -----------     -----------     ---------     -----------
Trust capital--December 31, 2002             55,698.801     $ 4,605,806     $ 51,254      $ 4,657,060
                                            -----------     -----------     ---------     -----------
                                            -----------     -----------     ---------     -----------
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

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
                         NOTES TO FINANCIAL STATEMENTS

A. General

The Trust, Trustee, Managing Owner and Affiliates

   World Monitor Trust (the 'Trust') is a business trust organized under the laws of Delaware on December 17, 1997. The Trust commenced trading operations on June 10, 1998 and will terminate on December 31, 2047 unless terminated sooner as provided in the Second Amended and Restated Declaration of Trust and Trust Agreement. The Trust consists of three separate and distinct series ('Series'):
Series A, B and C. The assets of each Series are segregated from those of the other Series, separately valued and independently managed. Each Series was formed to engage in the speculative trading of a diversified portfolio of futures, forward and options contracts, and may, from time to time, engage in cash and spot transactions. The trustee of the Trust is Wilmington Trust Company. The managing owner, Prudential Securities Futures Management Inc. (the 'Managing Owner'), is a wholly-owned subsidiary of Prudential Securities Incorporated ('PSI'), which, in turn, is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ('Prudential'). PSI is the selling agent for the Trust, as well as its commodity broker ('Commodity Broker').

   In February 2003, Prudential and Wachovia Corp. ('Wachovia') announced an agreement to combine each company's respective retail securities brokerage and clearing operations within a new firm, which will be headquartered in Richmond, Virginia. Under the agreement, Prudential will have a 38% ownership interest in the new firm and Wachovia will own 62%. The transaction, which includes the securities brokerage, securities clearing, and debt capital markets operations of PSI, but does not include the equity sales, trading and research operations or commodity brokerage and derivative operations of PSI, is anticipated to close in the third quarter of 2003. The Managing Owner, as well as the Commodity Broker, will continue to be indirect wholly owned subsidiaries of Prudential.

The Offering

   Beneficial interests in each Series ('Interests') were offered once each week until each Series' subscription maximum was met either through sale or exchange or until the Managing Owner suspended the offering of Interests. On June 10, 1998, a sufficient number of subscriptions for each Series had been received and accepted by the Managing Owner to permit each Series to commence trading. World Monitor Trust--Series C ('Series C') completed its initial offering with gross proceeds of $5,706,177 from the sale of 56,301.770 limited interests and 760 general interests. General interests were sold exclusively to the Managing Owner.

   World Monitor Trust--Series A was offered until it achieved its subscription maximum of $34,000,000 during November 1999. Interests in World Monitor Trust--Series B ('Series B') and Series C continued to be offered on a weekly basis at the then current net asset value per Interest until the Managing Owner suspended the offering of Interests for each Series. The Managing Owner suspended the offering of Interests in Series B and Series C and allowed all selling registrations to expire by April 30, 2002. As such, Interests owned in one Series of the Trust may no longer be exchanged for Interests of one or more other Series. While the Managing Owner does not anticipate doing so, it may, at its own election, reinstate the offering of Interests in Series B and Series C in the future.

   The Managing Owner is required to maintain at least a 1% interest in the capital, profits and losses of each Series so long as it is acting as the Managing Owner.

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

   On November 13, 2000, the Managing Owner entered into a new advisory agreement with Northfield Trading L.P. (the 'Trading Advisor'), an independent commodities trading advisor, to make the trading decisions for Series C. The new advisory agreement may be terminated for various reasons, including at the discretion of the Managing Owner. The management fee paid to the Trading Advisor equals 0.0385% of Series C's allocated assets determined as of the close of business each Friday (an annual rate of 2%), the same as was previously paid to Hyman Beck. The quarterly incentive fee paid to the Trading Advisor equals 20% of the 'New High Net Trading Profits' as defined in the advisory agreement among Series C, the Managing Owner and the Trading Advisor, as compared to 23% paid to Hyman Beck. Additionally, the Trading Advisor must recoup the cumulative trading losses of Hyman Beck before it is paid an incentive fee. Furthermore, since Series C's assets were not allocated to commodities trading from June 8, 2000 until the new Trading Advisor began trading, Series C was not subject to management fees or commissions during that period.

   The Managing Owner has allocated 100% of the proceeds from the initial and continuous offering of Series C to the Trading Advisor.

Exchanges, Redemptions and Termination

   As a result of the Managing Owner having suspended the offering of Interests in Series B and Series C as discussed in Note A, Interests owned in one Series of the Trust (Series A, B or C) may no longer be exchanged for Interest of one or more other Series.

   Redemptions are permitted on a weekly basis at the then current net asset value per Interest. Interests redeemed on or before the end of the first and second successive six-month periods after their effective dates of purchase were subject to a redemption fee of 4% and 3%, respectively, of the net asset value at which they were redeemed. Redemption fees were paid to the Managing Owner.

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

   Commodity futures and/or forward transactions are reflected in the accompanying statements of financial condition on trade date. The difference between the original contract amount and market value is reflected as net unrealized gain or loss. The market value of each contract is based upon the closing quotation on the exchange, clearing firm or bank on, or through, which the contract is traded. Net unrealized gain or loss on open contracts denominated in foreign currencies and foreign currency holdings are translated into U.S. dollars at the exchange rates prevailing on the last business day of the year. Realized gains and losses on commodity transactions are recognized in the period in which the contracts are closed.

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

Profit and loss allocations and distributions

   Series C allocates profits and losses for both financial and tax reporting purposes to its Interest holders weekly on a pro rata basis based on each owner's Interests outstanding during the week. Distributions (other than redemptions of Interests) may be made at the sole discretion of the Managing Owner on a pro
                                       7
rata basis in accordance with the respective capital balances of the Interest holders; however, the Managing Owner does not presently intend to make any distributions.

New Accounting Guidance

   In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 ('FIN 45'), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which Series C adopted at December 31, 2002. FIN 45 elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. Consistent with standard business practices in the normal course of business, Series C has provided general indemnifications to the Managing Owner, its Trading Advisor and others when they act, in good faith, in the best interests of Series C. Series C is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

C. Fees

Organizational, offering, general and administrative costs

   PSI or its affiliates paid the costs of organizing Series C and offering its Interests and continue to pay the administrative costs incurred by the Managing Owner or its affiliates for services they perform for Series C. These costs include, but are not limited to, those discussed in Note D below. Routine legal, audit, postage and other routine third party administrative costs also are paid by PSI or its affiliates.

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

D. Related Parties

   The Managing Owner or its affiliates perform services for Series C, which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications; printing and other administrative services. As further described in Note C, except for costs related to brokerage services, PSI or its affiliates pay the costs of these services in addition to Series C's routine operational, administrative, legal and auditing costs. Additionally, PSI or its affiliates paid the costs associated with offering Series C's Interests.

   The costs charged to Series C for brokerage services for the years ended December 31, 2002, 2001 and 2000 were $404,170, $607,077 and $590,991, respectively.

   All of the proceeds of the offering of Series C were received in the name of Series C and were deposited in trading or cash accounts at PSI, Series C's commodity broker. Series C's assets are maintained with PSI for margin purposes. PSI credits Series C monthly with 100% of the interest it earns on the average net assets in Series C's accounts.

   Series C, acting through its Trading Advisor, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with PSI. PSI then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. ('PBGM'). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All
                                       8
over-the-counter currency transactions are conducted between PSI and Series C pursuant to a line of credit. PSI may require that collateral be posted against the marked-to-market positions of Series C.

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

Market risk

   Trading in futures and forward contracts (including foreign exchange) involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of Series C's net assets being traded, significantly exceeds Series C's future cash requirements since Series C intends to close out its open positions prior to settlement. As a result, Series C is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, Series C considers the 'fair value' of its derivative instruments to be the net unrealized gain or loss on the contracts. The market risk associated with Series C's commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when Series C enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices or settle in cash. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes Series C to unlimited risk.

   Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments Series C holds and the liquidity and inherent volatility of the markets in which Series C trades.

Credit risk

   When entering into futures or forward contracts, Series C is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded on United States and most foreign futures exchanges is the clearinghouse associated with the particular exchange. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the non-performance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, if Series C enters into forward transactions, the sole counterparty is PSI, Series C's commodity broker. Series C has entered into a master netting agreement with PSI and, as a result, when applicable, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty non-performance on all of Series C's contracts is the net unrealized gain included in the statements of financial condition; however, counterparty non-performance on only certain of Series C's contracts may result in greater loss than non-performance on all of Series C's contracts. There can be no assurance that any counterparty, clearing member or clearinghouse will meet its obligations to Series C.

   The Managing Owner attempts to minimize both credit and market risks by requiring Series C and its Trading Advisor to abide by various trading limitations and policies. The Managing Owner monitors compliance with these trading limitations and policies which include, but are not limited to, executing and clearing all trades with creditworthy counterparties; limiting the amount of margin or premium required for any one commodity or all commodities combined; and generally limiting transactions to contracts which are traded in sufficient volume to permit the taking and liquidating of positions. Additionally, pursuant to the advisory agreement among Series C, the Managing Owner and the trading advisor, Series C shall automatically terminate the Trading Advisor if the net asset value allocated to the Trading Advisor declines by 33 1/3% from
                                       9
the value at the beginning of any year or since the effective date of the advisory agreement. Furthermore, the Second Amended and Restated Declaration of Trust and Trust Agreement provides that Series C will liquidate its positions, and eventually dissolve, if Series C experiences a decline in the net asset value of 50% from the value at the beginning of any year or since the commencement of trading activities. In each case, the decline in net asset value is after giving effect for distributions, contributions and redemptions. The Managing Owner may impose additional restrictions (through modifications of trading limitations and policies) upon the trading activities of the Trading Advisor as it, in good faith, deems to be in the best interest of Series C.

   PSI, when acting as Series C's futures commission merchant in accepting orders for the purchase or sale of domestic futures contracts, is required by Commodity Futures Trading Commission ('CFTC') regulations to separately account for and segregate as belonging to Series C all assets of Series C relating to domestic futures trading and is not permitted to commingle such assets with other assets of PSI. At December 31, 2002, such segregated assets totalled $1,676,320. Part 30.7 of the CFTC regulations also requires PSI to secure assets of Series C related to foreign futures trading which totalled $3,018,316 at December 31, 2002. There are no segregation requirements for assets related to forward trading.

   As of December 31, 2002, all of Series C's open futures contracts mature within six months.

G. Financial Highlights

                                                                  Year ended December 31,
                                                           --------------------------------------
                                                                 2002                 2001
                                                           -----------------    -----------------
Performance per Interest
  Net asset value, beginning of period                          $ 74.67              $ 93.28
                                                               --------         -----------------
  Net realized gain and change in net unrealized gain on
     commodity transactions                                       15.13               (13.51)
  Interest income                                                  1.65                 3.53
  Expenses                                                        (7.84)               (8.63)
                                                               --------         -----------------
  Net increase (decrease) for the period                           8.94               (18.61)
                                                               --------         -----------------
  Net asset value, end of period                                $ 83.61              $ 74.67
                                                               --------         -----------------
                                                               --------         -----------------
Total return                                                      11.97%              (19.95)%
Ratio to average net assets
  Interest income                                                  2.07%                4.11%
  Expenses                                                         9.76%                9.74%

      These financial highlights represent the overall results of Series C during 2002 and 2001. An individual limited owner's actual results may differ depending on the timing of contributions and redemptions.

--------------------------------------------------------------------------------

      I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.

     PRUDENTIAL SECURITIES
     FUTURES MANAGEMENT INC.
     (Managing Owner)

     By: Steven Weinreb
     Chief Financial Officer
--------------------------------------------------------------------------------

                         WORLD MONITOR TRUST--SERIES C
                          (a Delaware Business Trust)
               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

   Series C commenced operations on June 10, 1998 with gross proceeds of $5,706,177 allocated to commodities trading. Additional contributions raised through the continuous offering from the sales of Interests for the years ended December 31, 2002 and 2001 and for the period from June 10, 1998 (commencement of operations) to December 31, 2002 result in additional gross proceeds to Series C of $4,000, $323,014 and $18,027,985, respectively. The Managing Owner suspended the offering of Interests in Series B and Series C and allowed all selling registrations to expire by April 30, 2002 as more fully discussed in Note A to the financial statements.

   Interests in Series C may be redeemed on a weekly basis, but are subject to a redemption fee if transacted within one year of the effective date of purchase. Redemptions of limited interests and general interests for the year ended December 31, 2002 were $1,533,786 and $21,238, respectively; for the year ended December 31, 2001 were $2,895,073 and $19,464, respectively; and for the period from June 10, 1998 (commencement of operations) to December 31, 2002 were $14,267,065 and $136,021, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

   At December 31, 2002, 100% of Series C's net assets were allocated to commodities trading. A significant portion of the net assets was held in cash, which was used as margin for Series C's trading in commodities. Inasmuch as the sole business of Series C is to trade in commodities, Series C continues to own such liquid assets to be used as margin. PSI credits Series C monthly with 100% of the interest it earns on the average net assets in Series C's accounts.

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

Results of Operations

   The net asset value per Interest as of December 31, 2002 was $83.61, an increase of 11.97% from the December 31, 2001 net asset value per Interest of $74.67, which was a decrease of 19.95% from the December 31, 2000 net asset value per Interest of $93.28. The CISDM Fund/Pool Qualified Universe Index (formerly the Zurich Fund/Pool Qualified Universe Index) returned 11.99% and 7.52% for the years ended December 31, 2002 and 2001, respectively. The CISDM Fund/Pool Qualified Universe Index is the dollar weighted, total return of all commodity pools tracked by Managed Account Reports, LLC. Past performance is not necessarily indicative of future results.

   Series C's trading gains/(losses) before commissions were $998,000, $(1,092,000) and $(2,550,000) during the years ended December 31, 2002, 2001 and
2000, respectively. Due to the nature of Series C's trading activities, a period to period comparison of its trading results is not meaningful. Additionally, Series C did not participate in commodities trading during the period from the termination of Hyman Beck as a trading advisor to Series C to the commencement of trading activities by Northfield Trading L.P. as further discussed below. However, a detailed discussion of Series C's 2002 trading results is presented below.

   Net losses for Series C were experienced in the softs sector. Profits were the result of gains in the energy, currency, interest rate and index sectors.

   In the commodity markets, cotton rallied in the second quarter of the year as news of excessive rain and unseasonably cold weather in China led to a reduction of the estimated cotton crop output. Short cotton positions incurred losses resulting in net losses for Series C.

   Energy markets were volatile at the beginning of the year, but rose toward the first quarter-end as the escalating conflict in the Middle East prompted fears of an interruption in supplies. This, together with hopes for increased U.S. energy demand due to a recovering economy, reinforced the normal seasonal upward pressure on energy prices. Energy prices declined in the second quarter amid increased U.S. stock suggesting ample supply for the summer season and anticipation that Russia would discontinue output restrictions. Through the end of the year, energy markets climbed as fears of impending war with Iraq and the Venezuelan oil strike pushed crude oil prices up significantly. Crude oil rose from the low $20's per barrel earlier in the year to approximately $30 a barrel at year-end. Net gains for the Trust resulted from long natural gas and crude oil positions.

   In foreign exchange markets, the U.S. dollar remained strong in the first quarter against most major foreign currencies as the U.S. economy exhibited signs of recovery. The Japanese yen started the first quarter down against the U.S. dollar, but rose towards quarter-end as a result of a rally in the Japanese stock market and investors repatriating capital in anticipation of Japan's March 31st fiscal year-end. Most European currencies and the euro were weak early in the first quarter but rallied in March amid hopes of an economic recovery. In the second quarter, weak U.S. economic growth in relation to other economies and concerns regarding accounting irregularities in major U.S. corporations drove the dollar downward against the euro, British pound, Swiss franc and Japanese yen. The U.S. dollar reversed its trend in the beginning of the fourth quarter but traded lower against many major foreign currencies in December. The euro surpassed parity with the U.S. dollar early in the fourth quarter as investors1 desire for U.S. assets decreased, but ended the quarter lower, while the Japanese yen weakened as worries regarding the Japanese economy persisted. The market reacted to the sluggish U.S. economy, weaker foreign demand for the U.S. dollar and expectations of war with Iraq. The Japanese yen was weak throughout the quarter as a result of Japan's poor economy and the country's banking crisis while the British pound and Canadian dollar strengthened as a result of positive economic data. Long Japanese yen and euro positions resulted in net gains for Series C.

   Global bond markets trended lower through most of the first quarter amid growing prospects for imminent interest rate hikes by central banks. In the U.S., interest rates rose towards the end of the first quarter in response to stronger than expected economic data and indications that the U.S. Federal Reserve Bank (the 'Fed') would lean towards increasing rates in the near future. The Fed kept rates unchanged at 1.75% throughout the first three quarters of the year. Other central banks, including the European Central Bank and the Bank of Japan, generally followed the lead of the Fed leaving rates unchanged and foreign bond markets rose as well. In the second half of the year, the Japanese bond market was particularly strong as the Japanese economy continued to struggle with recession and investors fled to bonds for safety. Global bond prices in the fourth quarter were slightly weaker as interest rates rose in response to the stock market rally and optimism on economic prospects. This trend reversed when the Fed cut interest rates by 50 basis points to 1.25%, a new 40-year low, at its first quarterly meeting in November. This was the first rate cut of 2002, following 11 cuts in 2001. The Fed also switched its economic outlook for the near future from a bias toward 'economic weakness' to 'balanced'. U.S., Japanese and European bond markets ended the year strong, resulting in net gains for long European and U.S. Treasury bond positions.

   Global equity indices began the year choppily due to continuing weak economies and concerns about balance sheet reporting and accounting irregularities. Positive data and hopes of an economic recovery boosted stock markets towards the middle of the first quarter. However, as investor confidence collapsed in response to concerns about accounting transparency at some firms, heightened tension in the Middle East, and decreased corporate sales and profits, global equity markets moved sharply lower throughout the second quarter. This resulted in investors re-evaluating their outlook for a near-term economic recovery. Equity markets rallied in mid October, triggered by a surge of global economic optimism, but fell once again towards the end of the year providing a negative return for the third consecutive year. Overall, equity markets around the world showed poor performance for 2002. In the U.S., the Dow Jones Industrial Average was down 16.76% for the year while the S&P 500 was down 23.37%. The London FTSE returned a negative 24.48% and the Hong Kong Hang Seng Index ended the year down 18.21%. Overall, short positions in the Hong Kong Hang Seng and Euro DAX resulted in net gains for Series C.

   As of June 7, 2000, Hyman Beck ceased to serve as trading advisor to Series
C. The advisory agreement among Series C, the Managing Owner and Hyman Beck was automatically terminated when the assets allocated to Hyman Beck declined by greater than 33 1/3% from their initial allocation on June 10, 1998.

   On November 13, 2000, the Managing Owner entered into a new advisory agreement with the Trading Advisor to make the trading decisions for Series C. The management fee paid to the Trading Advisor equals 0.0385% of Series C's allocated assets determined as of the close of business each Friday (an annual rate of 2%), the same fee as was previously paid to Hyman Beck. The quarterly incentive fee paid to the Trading Advisor equals 20% of the 'New High Net Trading Profits' as defined in the advisory agreement among Series C, the Managing Owner and the Trading Advisor, as compared to 23% paid to Hyman Beck. Additionally, the Trading Advisor must recoup the cumulative trading losses of Hyman Beck before it is paid an incentive fee. Furthermore, since Series C's assets were not allocated to commodities trading from June 8, 2000 until the new Trading Advisor began trading, Series C was not subject to management fees or commissions during that period.

   Fluctuations in overall average net asset levels have led to corresponding fluctuations in interest earned and commissions and management fees incurred by Series C, which are largely based on the level of its net assets. Series C's average net asset levels were significantly lower during the year ended December 31, 2002 versus 2001, primarily due to redemptions offset, in part, by favorable trading performance during 2002. Series C's average net asset levels were significantly lower during the year ended December 31, 2001 versus 2000, primarily from redemptions and unfavorable trading performance during 2001.

   Interest income is earned on Series C's average net assets held at PSI and, therefore, varies weekly according to weekly trading performance, contributions and redemptions. Interest income decreased by $215,000 during 2002 as compared to 2001, primarily due to fluctuations in net asset levels as discussed above. Interest income decreased $398,000 during 2001 as compared to 2000 due to the fluctuations in net asset levels as discussed above. Additionally, declining interest rates during 2002 and 2001 contributed to the decrease in interest income earned.

   Commissions are calculated on Series C's net asset value at the end of each week and, therefore, vary according to weekly trading performance, contributions and redemptions. Commissions decreased $203,000 during 2002 as compared to 2001, but increased $16,000 during 2001 as compared to 2000 due to the fluctuations in average net asset levels, as well as the postponement of commissions charged to Series C by PSI on the net assets unallocated to commodities trading as discussed above.

   Management fees are calculated on Series C's net asset value at the end of each week and, therefore, are affected by weekly trading performance, contributions and redemptions. Management fees decreased $53,000 during 2002 as compared to 2001, but increased $5,000 during 2001 as compared to 2000 due to the fluctuations in average net asset levels, as well as the termination of Hyman Beck as the trading advisor of Series C as discussed above.

   Incentive fees are based on the 'New High Net Trading Profits' generated by the trading advisor, as defined in the advisory agreement among Series C, the Managing Owner and the trading advisor. Series C did not incur an incentive fee during 2000, 2001 and 2002.

Inflation

   Inflation has had no material impact on operations or on the financial condition of Series C from inception through December 31, 2002.

                               OTHER INFORMATION

   The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 2002 was $22.

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