Form 10-K, Exhibit 13
period 2003-12-31
WORLD MONITOR TRUST SERIES C
filed 2004-03-29
CIK 1051824

World Monitor Trust—Series C

2003

Annual

Report

LETTER TO LIMITED OWNERS FOR

WORLD MONITOR TRUST—SERIES C

PricewaterhouseCoopers (LOGO)	PricewaterhouseCoopers LLP

1177 Avenue of the Americas

New York, NY 10036

Telephone (646) 471-4000

Facsimile (646) 471-4100

Report of Independent Auditors

To the Managing Owner and Limited Owners

of World Monitor Trust—Series C

In our opinion, the accompanying statements of financial condition, including the condensed schedules of investments, and the related statements of operations and of changes in trust capital present fairly, in all material respects, the financial position of World Monitor Trust—Series C at December 31, 2003 and 2002 and the results of its operations and changes in its trust capital for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Managing Owner; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Managing Owner, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

January 23, 2004

WORLD MONITOR TRUST—SERIES C

(a Delaware Business Trust)

STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2003	2002

ASSETS

Cash in commodity trading accounts	$3,374,161	$4,516,118

Net unrealized gain on open futures contracts	88,899	178,518

Total assets	$3,463,060	$4,694,636

LIABILITIES AND TRUST CAPITAL

Liabilities

Commissions payable	$23,334	$29,502

Management fees payable	6,252	8,074

Total liabilities	29,586	37,576

Commitments

Trust capital

Limited interests (47,240.650 and 55,085.801 interests outstanding)	3,399,081	4,605,806

General interests (478 and 613 interests outstanding)	34,393	51,254

Total trust capital	3,433,474	4,657,060

Total liabilities and trust capital	$3,463,060	$4,694,636

Net asset value per limited and general interests	$71.95	$83.61

The accompanying notes are an integral part of these statements.

WORLD MONITOR TRUST—SERIES C

(a Delaware Business Trust)

CONDENSED SCHEDULES OF INVESTMENTS

	At December 31,
	2003		2002
Futures Contracts	Net Unrealized Gain (Loss) as a % of Trust Capital	Net Unrealized Gain (Loss)	Net Unrealized Gain (Loss) as a % of Trust Capital	Net Unrealized Gain (Loss)

Futures contracts purchased:

Stock indices		$19,998		$(12,076)

Interest rates		10,240		97,137

Currencies		50,265		35,638

Commodities		21,630		5,300

Net unrealized gain on futures contracts purchased	2.97%	102,133	2.70%	125,999

Futures contracts sold:

Stock indices		(1,920)		47,072

Interest rates		(2,514)		1,750

Currencies		(1,150)		3,697

Commodities		(7,650)		—

Net unrealized gain (loss) on futures contracts sold	(0.39)	(13,234)	1.13	52,519

Net unrealized gain on futures contracts	2.58%	$88,899	3.83%	$178,518

Settlement Currency—Futures Contracts

Euro	0.47%	$16,273	0.36%	$16,954

Hong Kong dollar	—	—	0.54	25,146

British pound	0.02	714	—	—

Japanese yen	—	121	0.10	4,808

U.S. dollar	2.09	71,791	2.83	131,610

Total	2.58%	$88,899	3.83%	$178,518

The accompanying notes are an integral part of these statements.

WORLD MONITOR TRUST—SERIES C

(a Delaware Business Trust)

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2003	2002	2001

REVENUES

Net realized gain (loss) on commodity transactions	$(167,228)	$1,037,859	$54,273

Change in net unrealized gain on open commodity positions	(89,619)	(40,145)	(1,145,777)

Interest income	52,296	107,787	322,427

	(204,551)	1,105,501	(769,077)

EXPENSES

Commissions	308,715	404,170	607,077

Management fees	79,785	104,539	157,049

	388,500	508,709	764,126

Net income (loss)	$(593,051)	$596,792	$(1,533,203)

ALLOCATION OF NET INCOME (LOSS)

Limited interests	$(586,578)	$589,864	$(1,515,619)

General interests	$(6,473)	$6,928	$(17,584)

NET INCOME (LOSS) PER WEIGHTED AVERAGE LIMITED AND GENERAL INTEREST
Net income (loss) per weighted average limited and general interest	$(11.61)	$9.14	$(17.34)

Weighted average number of limited and general interests outstanding	51,080	65,324	88,445

STATEMENTS OF CHANGES IN TRUST CAPITAL

	INTERESTS	LIMITED INTERESTS	GENERAL INTERESTS	TOTAL

Trust capital—December 31, 2000	104,374.013	$9,633,406	$102,612	$9,736,018

Contributions	3,607.238	323,014	—	323,014

Net loss		(1,515,619)	(17,584)	(1,533,203)

Redemptions	(32,836.559)	(2,895,073)	(19,464)	(2,914,537)

Trust capital—December 31, 2001	75,144.692	5,545,728	65,564	5,611,292

Contributions	49.340	4,000	—	4,000

Net income		589,864	6,928	596,792

Redemptions	(19,495.231)	(1,533,786)	(21,238)	(1,555,024)

Trust capital—December 31, 2002	55,698.801	4,605,806	51,254	4,657,060

Net loss		(586,578)	(6,473)	(593,051)

Redemptions	(7,980.151)	(620,147)	(10,388)	(630,535)

Trust capital—December 31, 2003	47,718.650	$3,399,081	$34,393	$3,433,474

The accompanying notes are an integral part of these statements.

WORLD MONITOR TRUST—SERIES C

(a Delaware Business Trust)

NOTES TO FINANCIAL STATEMENTS

A.  General

The Trust, Trustee, Managing Owner and Affiliates

World Monitor Trust (the “Trust”) is a business trust organized under the laws of Delaware on December 17, 1997. The Trust commenced trading operations on June 10, 1998 and will terminate on December 31, 2047 unless terminated sooner as provided in the Second Amended and Restated Declaration of Trust and Trust Agreement. The Trust consists of three separate and distinct series (“Series”): Series A, B and C. The assets of each Series are segregated from those of the other Series, separately valued and independently managed. Each Series was formed to engage in the speculative trading of a diversified portfolio of futures, forward and options contracts, and may, from time to time, engage in cash and spot transactions. The trustee of the Trust is Wilmington Trust Company.

On July 1, 2003, Prudential Financial, Inc. (“Prudential”) and Wachovia Corp. (“Wachovia”) combined their separate retail securities brokerage and clearing businesses under a new holding company named Wachovia/Prudential Financial Advisors, LLC (“WPFA”), owned 62% by Wachovia and 38% by Prudential. As a result, the retail brokerage operations of Prudential Securities Incorporated (“PSI”) were contributed to Wachovia Securities, LLC (“Wachovia Securities”). Wachovia Securities is wholly-owned by WPFA and is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (“NASD”) and all major securities exchanges. Effective July 1, 2003, PSI changed its name to Prudential Equity Group, Inc. (“PEG”). PEG remains an indirectly wholly-owned subsidiary of Prudential. PEG was a registered broker-dealer and a member of the NASD and all major securities exchanges and conducted the equity research, domestic and international equity sales and trading operations, and commodity brokerage and derivative operations it had previously conducted as PSI until December 31, 2003. As part of the process of reorganizing its business structure, Prudential Securities Group Inc. (“PSG”), the direct parent of PEG and a wholly-owned subsidiary of Prudential, transferred the commodity brokerage, commodity clearing and derivative operations previously performed by PEG to another PSG indirectly wholly-owned subsidiary, Prudential Financial Derivatives, LLC (“PFD”) effective January 1, 2004. Like PEG, PFD is registered as a futures commission merchant under the Commodity Exchange Act and is a member of the National Futures Association.

The managing owner, Prudential Securities Futures Management Inc. (the “Managing Owner”), is a wholly-owned subsidiary of PEG.

The Offering

Beneficial interests in each Series (“Interests”) were offered once each week until each Series’ subscription maximum was met either through sale or exchange or until the Managing Owner suspended the offering of Interests. On June 10, 1998, a sufficient number of subscriptions for each Series had been received and accepted by the Managing Owner to permit each Series to commence trading. World Monitor Trust—Series C (“Series C”) completed its initial offering with gross proceeds of $5,706,177 from the sale of 56,301.770 limited interests and 760 general interests. General interests were sold exclusively to the Managing Owner.

World Monitor Trust—Series A was offered until it achieved its subscription maximum of $34,000,000 during November 1999. Interests in World Monitor Trust—Series B (“Series B”) and Series C continued to be offered on a weekly basis at the then current net asset value per Interest until the Managing Owner suspended the offering of Interests for each Series. The Managing Owner suspended the offering of Interests in Series B and Series C and allowed all selling registrations to expire by April 30, 2002. As such, Interests owned in one Series of the Trust may no longer be exchanged for interests of one or more other Series. While the Managing Owner does not anticipate doing so, it may, at its own election, reinstate the offering of Interests in Series B and Series C in the future.

The Managing Owner is required to maintain at least a 1% interest in the capital, profits and losses of each Series so long as it is acting as the Managing Owner.

The Trading Advisor

Each Series has its own independent commodity trading advisor that makes that Series’ trading decisions. As of June 7, 2000, Hyman Beck & Company, Inc. (“Hyman Beck”) ceased to serve as a trading advisor to Series C. The advisory agreement among Series C, the Managing Owner and Hyman Beck was automatically terminated when the assets allocated to Hyman Beck declined by greater than 33 1/3% from their initial allocation on June 10, 1998.

On November 13, 2000, the Managing Owner entered into a new advisory agreement with Northfield Trading L.P. (the “Trading Advisor”), an independent commodities trading advisor, to make the trading decisions for Series C. The new advisory agreement may be terminated for various reasons, including at the discretion of the Managing Owner. The management fee paid to the Trading Advisor equals 0.0385% of Series C’s allocated assets determined as of the close of business each Friday (an annual rate of 2%), the same as was previously paid to Hyman Beck. The quarterly incentive fee paid to the Trading Advisor equals 20% of the “New High Net Trading Profits” as defined in the advisory agreement among Series C, the Managing Owner and the Trading Advisor, as compared to 23% paid to Hyman Beck. Additionally, the Trading Advisor must recoup the cumulative trading losses of Hyman Beck before it is paid an incentive fee.

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

Series C has elected not to provide a Statement of Cash Flows as permitted by Statement of Financial Accounting Standards No. 102, “Statement of Cash Flows—Exemption of Certain Enterprises and Classification of Cash Flows from Certain Securities Acquired for Resale.”

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

Profit and loss allocations and distributions

Series C allocates profits and losses for both financial and tax reporting purposes to its Interest holders weekly on a pro rata basis based on each owner’s Interests outstanding during the week. Distributions (other than redemptions of Interests) may be made at the sole discretion of the Managing Owner on a pro rata basis in accordance with the respective capital balances of the Interest holders; however, the Managing Owner does not presently intend to make any distributions.

New Accounting Guidance

In April 2003, Statement of Financial Accounting Standards (SFAS) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” was issued. This statement amends and clarifies accounting and reporting for derivative instruments and hedging activities under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” SFAS No. 149 is intended to result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 had no material effect on the Series C’s financial position or results of operations.

C.  Fees

Organizational, offering, general and administrative costs

PEG or its affiliates paid the costs of organizing Series C and offering its Interests and continue to pay the administrative costs incurred by the Managing Owner or its affiliates for services they perform for Series C. These costs include, but are not limited to, those discussed in Note D below. Routine legal, audit, postage and other routine third party administrative costs also are paid by PEG or its affiliates.

Management and Incentive fees

Series C paid Hyman Beck a management fee at an annual rate of 2% and a quarterly incentive fee equal to 23% of the “New High Net Trading Profits” until June 2000 when Hyman Beck ceased to serve as trading advisor. As of November 13, 2000 a new advisory agreement was executed with the new Trading Advisor whereby Series C pays the new Trading Advisor a management fee at an annual rate of 2% and a quarterly incentive fee equal to 20% of the “New High Net Trading Profits” as more fully discussed in Note A. The management fee is determined weekly and the sum of such weekly amounts is paid monthly. The incentive fee also accrues weekly.

Commissions

The Managing Owner and the Trust entered into a brokerage agreement with PEG to act as commodity broker for each Series whereby Series C pays a fixed fee for brokerage services rendered at an annual rate of 7.75% of Series C’s net asset value. The fee is determined weekly and the sum of such weekly amounts is paid monthly. From this fee, PEG pays execution costs (including floor brokerage expenses, give-up charges and NFA, clearing and exchange fees), as well as compensation to employees who sell Interests.

D.  Related Parties

The Managing Owner or its affiliates perform services for Series C, which include, but are not limited to: brokerage services; accounting and financial management; registrar, transfer and assignment functions; investor communications; printing and other administrative services. As further described in Note C, except for costs related to brokerage services, PEG or its affiliates pay the costs of these services in addition to Series C’s routine operational, administrative, legal and auditing costs. Additionally, PEG or its affiliates paid the costs associated with offering Series C’s Interests.

The costs charged to Series C for brokerage services for the years ended December 31, 2003, 2002 and 2001 were $308,715, $404,170 and $607,077, respectively.

All of the proceeds of the offering of Series C were received in the name of Series C and were deposited in trading or cash accounts at PEG, Series C’s commodity broker. Series C’s assets are maintained with PEG for margin purposes. PEG credits Series C monthly with 100% of the interest it earns on the average net assets in Series C’s accounts.

Series C, acting through its Trading Advisor, may execute over-the-counter, spot, forward and/or option foreign exchange transactions with PEG. PEG then engages in back-to-back trading with an affiliate, Prudential-Bache Global Markets Inc. (“PBGM”). PBGM attempts to earn a profit on such transactions. PBGM keeps its prices on foreign currency competitive with other interbank currency trading desks. All over-the-counter currency transactions are conducted between PEG and Series C pursuant to a line of credit. PEG may require that collateral be posted against the marked-to-market positions of Series C.

E.  Income Taxes

There have been no differences between the tax basis and book basis of Interest holders’ capital since inception of the Trust.

F.  Derivative Instruments and Associated Risks

Series C is exposed to various types of risks associated with the derivative instruments and related markets in which it invests. These risks include, but are not limited to, risk of loss from fluctuations in the value of derivative instruments held (market risk) and the inability of counterparties to perform under the terms of Series C’s Investment activities (credit risk).

Market risk

Trading in futures and forward contracts (including foreign exchange) involves entering into contractual commitments to purchase or sell a particular commodity at a specified date and price. The gross or face amount of the contracts, which is typically many times that of Series C’s net assets being traded, significantly exceeds Series C’s future cash requirements since Series C intends to close out its open positions prior to settlement. As a result, Series C is generally subject only to the risk of loss arising from the change in the value of the contracts. As such, Series C considers the “fair value” of its derivative instruments to be the net unrealized gain or loss on the contracts. The market risk associated with Series C’s commitments to purchase commodities is limited to the gross or face amount of the contracts held. However, when Series C enters into a contractual commitment to sell commodities, it must make delivery of the underlying commodity at the contract price and then repurchase the contract at prevailing market prices or settle in cash. Since the repurchase price to which a commodity can rise is unlimited, entering into commitments to sell commodities exposes Series C to unlimited risk.

Market risk is influenced by a wide variety of factors including government programs and policies, political and economic events, the level and volatility of interest rates, foreign currency exchange rates, the diversification effects among the derivative instruments Series C holds and the liquidity and inherent volatility of the markets in which Series C trades.

Credit risk

When entering into futures or forward contracts, Series C is exposed to credit risk that the counterparty to the contract will not meet its obligations. The counterparty for futures contracts traded on United States and most foreign futures exchanges is the clearinghouse associated with the particular exchange. In general, clearinghouses are backed by their corporate members who are required to share any financial burden resulting from the non-performance by one of their members and, as such, should significantly reduce this credit risk. In cases where the clearinghouse is not backed by the clearing members (i.e., some foreign exchanges), it is normally backed by a consortium of banks or other financial institutions. On the other hand, if Series C enters into forward transactions, the sole counterparty is PEG, Series C’s commodity broker. Series C has entered into a master netting agreement with PEG and, as a result, when applicable, presents unrealized gains and losses on open forward positions as a net amount in the statements of financial condition. The amount at risk associated with counterparty non-performance on all of Series C’s contracts is the net unrealized gain included in the statements of financial condition; however, counterparty non-performance on only certain of Series C’s contracts may result in greater loss than non-performance on all of Series C’s contracts. There can be no assurance that any counterparty, clearing member of clearinghouse will meet its obligations to Series C.

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

PEG, when acting as Series C’s futures commission merchant in accepting orders for the purchase or sale of domestic futures contracts, is required by Commodity Futures Trading Commission (“CFTC”) regulations to separately account for and segregate as belonging to Series C all assets of Series C relating to domestic futures trading and is not permitted to commingle such assets with other assets of PEG. At December 31, 2003 and 2002, such segregated assets totalled $938,555 and $1,676,320, respectively. Part 30.7 of the CFTC regulations also requires PEG to secure assets of Series C related to foreign futures trading which totalled $2,524,505 and $3,018,316 at December 31, 2003 and 2002, respectively. There are no segregation requirements for assets related to forward trading.

As of December 31, 2003 all of Series C’s open futures contracts mature within one year.

G.  Financial Highlights

	Year ended December 31,
	2003	2002

Performance per Interest

Net asset value, beginning of year	$83.61	$74.67

Net realized gain and change in net unrealized gain on commodity transactions	(5.06)	15.13

Interest income	1.02	1.65

Expenses	(7.62)	(7.84)

Net increase (decrease) for the year	(11.66)	8.94

Net asset value, end of year	$71.95	$83.61

Total return	(13.95)%	11.97%

Ratio to average net assets

Net investment income before incentive fees**	(8.45)%	(7.69)%

Incentive fees	0.00	0.00

Net investment income after incentive fees	(8.45)%	(7.69)%

Interest income	1.31%	2.07%

Expenses	9.76%	9.76%

**	Represents interest income less total expenses (exclusive of incentive fees). The Managing Owner believes that the disclosure of the ratio of net investment income to average net assets as required under the AICPA Audit Guide For Investment Companies is not a meaningful or appropriate measure for Series C. The Managing Owner believes that the total return ratio is the appropriate ratio as it also considers Series C’s commodity trading gains/losses.

These financial highlights represent the overall results of Series C during 2003 and 2002. An individual limited owner’s actual results may differ depending on the timing of contributions and redemptions.

H.  Subsequent Event

On January 1, 2004, PEG, a wholly-owned subsidiary of PSG, transferred its Global Derivatives Division to PFD and Pru Global Securities, LLC, two other indirect wholly-owned subsidiaries of PSG. In connection with this transfer, PEG assigned its brokerage agreement with Series C to PFD, a properly qualified futures commission merchant.

I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust—Series C is accurate and complete.

PRUDENTIAL SECURITIES

FUTURES MANAGEMENT INC.

(Managing Owner)

/s/    RONALD J. IVANS

By: Ronald J. Ivans

Chief Financial Officer

WORLD MONITOR TRUST—SERIES C

(a Delaware Business Trust)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Critical Accounting Policies

Preparation of the financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of appropriate accounting rules and guidance, as well as the use of estimates. Series C’s application of these policies involves judgements and actual results may differ from the estimates used.

The Managing Owner has evaluated the nature and types of estimates that it makes in preparing Series C’s financial statements and related disclosures and has determined that the valuation of its investments which are not traded on a United States or Internationally recognized futures exchange, involves a critical accounting policy. The values used by Series C for open forward positions are provided by its commodity broker, PEG, who uses market prices when available, while over-the-counter derivative financial instruments, principally forwards, options and swaps are valued based on the present value of estimated future cash flows that would be received from or paid to a third party in settlement of these derivative contracts prior to their delivery date.

As such, if actual results vary from estimates used, they are anticipated to not have a material impact on the financial statements and related disclosures.

Liquidity and Capital Resources

Series C commenced operations on June 10, 1998 with gross proceeds of $5,706,177 allocated to commodities trading. Additional contributions raised through the continuous offering from the sales of Interests for the year ended December 31, 2002 and for the period from June 10, 1998 (commencement of operations) to December 31, 2002 resulted in additional gross proceeds to Series C of $4,000 and $18,027,985, respectively. The Managing Owner suspended the offering of Interests in Series B and Series C and allowed all selling registrations to expire by April 30, 2002 as more fully discussed in Note A to the financial statements.

Interests in Series C may be redeemed on a weekly basis, but are subject to a redemption fee if transacted within one year of the effective date of purchase. Redemptions of limited interests and general interests for the year ended December 31, 2003 were $620,147 and $10,388, respectively; for the year ended December 31, 2002 were $1,533,786 and $21,238, respectively; and for the period from June 10, 1998 (commencement of operations) to December 31, 2003 were $14,887,212 and $146,409, respectively. Future redemptions will impact the amount of funds available for investment in commodity contracts in subsequent periods.

At December 31, 2003, 100% of Series C’s net assets were allocated to commodities trading. A significant portion of the net assets was held in cash, which was used as margin for Series C’s trading in commodities. Inasmuch as the sole business of Series C is to trade in commodities, Series C continues to own such liquid assets to be used as margin. PEG credits Series C monthly with 100% of the interest it earns on the average net assets in Series C’s accounts.

The commodities contracts are subject to periods of illiquidity because of market conditions, regulatory considerations and other reasons. For example, commodity exchanges limit fluctuations in certain commodity futures contract prices during a single day by regulations referred to as “daily limits.” During a single day, no trades may be executed at prices beyond the daily limit. Once the price of a futures contract for a particular commodity has increased or decreased by an amount equal to the daily limit, positions in the commodity can neither be taken nor liquidated unless traders are willing to effect trades at or within the limit. Commodity futures prices have occasionally moved the daily limit for several consecutive days with little or no trading. Such market conditions could prevent Series C from promptly liquidating its commodity futures positions.

Since Series C’s business is to trade futures and forward contracts, its capital is at risk due to changes in the value of these contracts (market risk) or the inability of counterparties to perform under the terms of the contracts (credit risk). Series C’s exposure to market risk is influenced by a number of factors, including the volatility of interest rates and foreign currency exchange rates, the liquidity of the markets in which the contracts are traded and the relationships among the contracts held. The inherent uncertainty of Series C’s speculative trading, as well as the development of drastic market occurrences, could result in monthly losses considerably beyond Series C’s experience to date and could ultimately lead to a loss of all or substantially all of investors’ capital. The Managing Owner attempts to minimize these risks by requiring Series C and its trading advisor to abide by various trading limitations and policies, which include limiting margin amounts, trading only in liquid markets and permitting the use of stop loss provisions. See Note F to the financial statements for a further discussion on the credit and market risks associated with Series C’s futures and forward contracts.

Series C does not have, nor does it expect to have, any capital assets.

Off-Balance Sheet Arrangements and Contractual Obligations

As of December 31, 2003, Series C had not utilized special purpose entries to facilitate off-balance sheet financing arrangements and has no loan guarantee arrangements or off-balance sheet arrangements of any kind other than agreements entered into in the normal course of business which may include indemnification provisions related to certain risks services providers, such as our accountants, undertake in performing services which are in the best interests of Series C. While Series C’s exposure under such indemnification provisions can not be estimated, these general business indemnifications are not expected to have a material impact on Series C’s financial position.

Series C’s contractual obligations are with the Trading Advisor and its commodity broker. Payments made under Series C’s agreement with the Trading Advisor are at a fixed rate, calculated as a percentage of Series C’s “New High Net Trading Profits”. Management fee payments made to the Trading Advisor and commission payments to the commodity broker are calculated as a fixed percentage of Series C’s NAV’s. As such, the Managing Owner cannot anticipate the amount of payments that will be required under these agreements for future periods as NAV’s are not known until a future date. These agreements are effective for one-year terms, renewable automatically for additional one-year terms unless terminated. Additionally, these agreements may be terminated by either party for various reasons. For a further discussion on these payments, see Notes A & C of the Registrant’s 2003 Annual Report.

Results of Operations

The net asset value per Interest as of December 31, 2003 was $71.95, a decrease of 13.95% from the December 31, 2002 net asset value per Interest of $83.61, which was an increase of 11.97% from the December 31, 2001 net asset value per Interest of $74.67. The CISDM Fund/Pool Qualified Universe Index (formerly the Zurich Fund/Pool Qualified Universe Index) returned 12.17% and 11.99% for the years ended December 31, 2003 and 2002, respectively. The CISDM Fund/Pool Qualified Universe Index is the dollar weighted, total return of all commodity pools tracked by Managed Account Reports, LLC. Past performance is not necessarily indicative of future results.

Series C’s trading gains/(losses) before commissions were $(1,255,000), $998,000 and $(1,092,000) during the years ended December 31, 2003, 2002 and 2001, respectively. Due to the nature of Series C’s trading activities, a period to period comparison of its trading results is not meaningful.

Series C’s 2003 trading profits were the result of gains in the interest rates and energies sectors. Net losses for Series C were experienced in the indices and currencies sectors.

Interest rates:  The U.S. Federal Reserve (the “Fed”) left the federal funds rate unchanged at a 41-year low of 1.25% at both the January and March meetings. In mid-March, initial optimism for the Coalition Forces’ success in Iraq resulted in a shift by investors to junk bonds and stocks, marking the worst setback for the U.S. Treasury markets in 18 months. The European Central Bank cut interest rates by 0.25% in the beginning of March, which, coupled with weak global economic growth prospects, resulted in the strengthening of European bond prices. In June, the market reacted with disappointment to the Fed’s 0.25% cut in short-term interest rates and as a result, intermediate and long-term rates rose. Concern about deteriorating public finances in most large economies and a renewed interest in equities, resulted in falling bond prices throughout the quarter and the subsequent rising of long-term rates. As a result of improved world growth, global bond yields began low at the beginning of the third quarter and rose in every major developed bond market, with Japanese bonds experiencing the greatest rise in yields. The majority of damage occurred in July as U.S. Treasuries posted their worst monthly return in more than two decades when investors shifted their allocations from bonds to stocks on the basis of stronger economic data. Government bonds under performed in the fourth quarter as investors sought riskier assets due to gains in GDP, consumer confidence, manufacturing and employment. The Fed maintained its target for the federal funds rate at one percent at its October and December meetings. European and Asian Central Banks followed suit. The threat of increased interest rates depressed bond prices as the improved global economy created upward pressure resulting in market fluctuations and increased volatility. Long positions in 30-year U.S. Treasury bonds resulted in profits for the Trust.

Energies:  Price increases in the world oil markets at the beginning of the first quarter continued to be fed by concerns of supplies disruptions due to the conflict in Iraq, civil strife in Venezuela, anticipation of a Nigerian strike and tensions on the Korean peninsula. Towards the end of the first quarter, fears of the possibility of a prolonged war in Iraq and low supplies pushed energy futures prices higher despite the securing of Iraqi oil wells. Energy price declines began in March and continued as the war in Iraq became inevitable and supplies continued to be stable. In order to stave off the declining prices and correct an oversupply as crude oil demand reached a seasonal low, the Organization of Petroleum Exporting Countries (“OPEC”) members agreed to cut current output by seven percent in April. Toward the end of the second quarter, energy prices, in general, were higher due to Nigeria’s general worker’s strike, low U.S. oil inventory levels and expectations of U.S. economic growth. Oil prices spiked in September as OPEC announced an output reduction of 3.5 % ahead of peak winter demand to stem the decline in prices. Prices stabilized slightly when investors realized supplies appeared to be sufficient but ended the quarter at the highest level in three weeks. Energy prices for the fourth quarter experienced volatile but upward trending conditions. China’s demand for crude oil, falling U.S. inventories and OPEC’s decision to cut output quotas due to the weak dollar resulted in crude oil rising to its highest closing price in nine months. An early cold snap and snowstorms in the Northeast led to a surge in natural gas prices. Long positions in natural gas contributed profits that were offset by short positions in heating oil.

Indices:  Major global equity markets rallied early in the first quarter of 2003, but slid on fears of the impending war with Iraq, possible terrorism attacks and international political conflict. Markets recovered to surge ahead in the second quarter due to the easing of geopolitical tension, massive short covering, excess liquidity, some positive first quarter earnings reports, and economic recovery. Stronger corporate earnings, growth in capital and consumer spending, a weak U.S. dollar, and low interest rates boosted stock prices and resulted in continued gains through the second half of the year. All three major U.S. market gauges made double-digit gains to end the year in solidly positive territory for the first time since 1999. The Dow Jones Industrial Average was up 25.3%, NASDAQ up 50% and the S&P 500 up 26.4%. Global markets also revived in 2003 with the biggest gains in Latin America and Asia. Short positions in the S&P 500 and Dow Jones Industrial contracts resulted in losses.

Currencies:  Perceptions of a quick success in Iraq boosted the U.S. dollar versus many foreign currencies early in 2003. As uncertainty crept in, the euro topped U.S.$1.10 for the first time in nearly four years amid concerns that the war would disrupt the U.S. economy and the U.S. dollar ended the first quarter down against the euro and the Japanese yen. The U.S. dollar continued to move sharply lower against most major currencies during the second quarter. The reversal of the U.S.’s strong dollar policy by Treasury Secretary Snow led to a 4.5-year low against the Swiss franc, and a 33-month low against the Japanese yen. Despite the strong global economic growth exhibited in the third quarter the U.S. dollar began a new significant decline against both the euro and yen in the fourth quarter with the U.S. dollar reaching a three-year low against the Japanese yen and an 11-year low against the British pound. The weakened U.S. dollar played a major role in the markets throughout 2003. The Iraq War, growing U.S. federal deficits, and weak job market led to a 17% depreciation of the U.S. dollar against the euro for the year with 7.5% drop over the last quarter. Series C’s long U.S. dollar positions in the Swiss Franc resulted in losses.

On November 13, 2000, the Managing Owner entered into a new advisory agreement with the Trading Advisor to make the trading decisions for Series C. The management fee paid to the Trading Advisor equals 0.0385% of Series C’s allocated assets determined as of the close of business each Friday (an annual rate of 2%), the same fee as was previously paid to Hyman Beck. The quarterly incentive fee paid to the Trading Advisor equals 20% of the “New High Net Trading Profits” as defined in the advisory agreement among Series C, the Managing Owner and the Trading Advisor, as compared to 23% paid to Hyman Beck. Additionally, the Trading Advisor must recoup the cumulative trading losses to Hyman Beck before it is paid an incentive fee.

Fluctuations in overall average net asset levels have led to corresponding fluctuations in interest earned and commissions and management fees incurred by Series C, which are largely based on the level of its net assets. Series C’s average net asset levels were significantly lower during the year ended December 31, 2003 versus 2002, primarily due to redemptions and unfavorable trading performance during 2003. Series C’s average net asset levels were significantly lower during the year ended December 31, 2002 versus 2001, primarily from redemptions offset, in part, by favorable trading performance during 2002.

Interest income is earned on Series C’s average net assets held at PEG and, therefore, varies weekly according to weekly trading performance, contributions and redemptions. Interest income decreased by $55,000 during 2003 as compared to 2002, primarily due to fluctuations in net asset levels as discussed above. Interest income decreased $215,000 during 2002 as compared to 2001 due to the fluctuations in net asset levels as discussed above. Additionally, declining interest rates during 2003 and 2002 contributed to the decrease in interest income earned.

Commissions are calculated on Series C’s net asset value at the end of each week and, therefore, vary according to weekly trading performance, contributions and redemptions. Commissions decreased $95,000 during 2003 as compared to 2002, and decreased $203,000 during 2002 as compared to 2001, due to the fluctuations in average net asset levels.

Management fees are calculated on Series C’s net asset value at the end of each week and, therefore, are affected by weekly trading performance, contributions and redemptions. Management fees decreased $25,000 during 2003 as compared to 2002, and decreased $53,000 during 2002 as compared to 2001, due to the fluctuations in average net asset levels.

Incentive fees are based on the “New High Net Trading Profits” generated by the trading advisor, as defined in the advisory agreement among Series C, the Managing Owner and the trading advisor. Series C did not incur an incentive fee during 2001, 2002 and 2003.

Inflation

Inflation has had no material impact on operations or on the financial condition of Series C from inception through December 31, 2003.

OTHER INFORMATION

The actual round-turn equivalent of brokerage commissions paid per contract for the year ended December 31, 2003 was $34.

Series C’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available to limited owners without charge upon written request to:

World Monitor Trust—Series C/0TH

Peck Slip Station

P.O. Box 2303

New York, New York 10273-0005